HellerEhrman

May 20, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
Main 852.2292.2000
Fax 852.2292.2200

19063.0002

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.


04030380

SEC FILE NO. 82-3850

Re: K. Wah Construction Materials Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of K. Wah Construction Materials Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding notice of annual general meeting, dated April 28, 2004, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on April 28, 2004;

(2) The Company's circular regarding proposals for re-election of directors, general mandate to repurchase shares and amendment to articles of association, dated April 28, 2004;

(3) The Company's annual report 2003 together with the proxy form for the year ended December 31st 2003;

(4) The Company's announcement regarding annual results for the year ended December 31, 2003, dated April 15, 2004, published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on April 16, 2004;

(5) The Company's announcement regarding proposed amendments to articles of association, dated April 15, 2004, published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on April 16, 2004;

(6) The Company's announcement regarding appointments of directors, dated April 15, 2004, published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on April 16, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: K. Wah Construction Materials Limited

h:\dlai\ADR\19063\0002\28SEC

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular should be read in conjunction with the accompanying Annual Report for the year ended 31st December 2003.



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO REPURCHASE SHARES AND AMENDMENT TO ARTICLES OF ASSOCIATION

28th April 2004

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 31st May 2004 at 10:30 a.m.
"Annual Report"	the annual report of the Company for the year ended 31st December 2003
"Article(s)"	article(s) of Articles of Association
"Articles of Association"	articles of association of the Company
"Board"	the board of Directors
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Latest Practicable Date"	21st April 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Securities and Futures Ordinance"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Vice Chairman)*
Chan Kai Nang *(Managing Director)*
William Lo Chi Chung
Paddy Tang Lui Wai Yu
Joseph Chee Ying Keung

Independent Non-Executive Directors:
Dr. Charles Cheung Wai Bun, JP
Moses Cheng Mo Chi, OBE, JP
Yip Hing Chung, BBS, MBE, JP
James Ross Ancell

Registered Office:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

28th April 2004

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO REPURCHASE SHARES AND AMENDMENT TO ARTICLES OF ASSOCIATION

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting relating to (i) the re-election of Directors; (ii) the granting to the Directors of general mandate for the repurchase of Shares representing up to 10% of the Company's issued share capital as at the date of passing of such resolution; and (iii) the proposed amendment to Articles of Association.

RE-ELECTION OF DIRECTORS

Pursuant to Article 106(A) of the existing Articles of Association, Ms. Paddy Tang Lui Wai Yu and Mr. Yip Hing Chung shall retire by rotation at the Annual General Meeting. In addition, Mr. William Lo Chi Chung, Mr. Joseph Chee Ying Keung and Mr. James Ross Ancell, being Directors appointed by the Board, will hold office only until the Annual General Meeting pursuant to Article 97 of the existing Articles of Association. Mr. Yip Hing Chung does not offer himself for re-election. All other retiring Directors are eligible for re-election.

Details of the Directors proposed to be re-elected are set out in Appendix I to this circular.

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 23rd May 2003, an ordinary resolution was passed in relation to the granting of a general mandate to the Directors to repurchase Shares not exceeding 10% of the issued share capital of the Company as at that date ("Existing Repurchase Mandate").

The Existing Repurchase Mandate will expire upon the conclusion of the Annual General Meeting. The Directors consider that the Existing Repurchase Mandate increases the flexibility of the Board in managing the Company's affairs and is in the interests of the Shareholders, and that the same shall continue to be adopted by the Company.

A new general mandate to repurchase Shares representing up to 10% of the issued share capital of the Company as at the date of passing of such resolution as set out in Resolution 5.1 in the notice of the Annual General Meeting will be proposed at the Annual General Meeting ("New Repurchase Mandate").

With reference to the proposed New Repurchase Mandate, the Directors wish to state that they have no immediate plans to repurchase any Shares.

An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed view on whether to vote for or against Resolution 5.1 to be proposed at the Annual General Meeting in relation to the New Repurchase Mandate are set out in Appendix II to this circular.

AMENDMENT TO ARTICLES OF ASSOCIATION

The Companies (Amendment) Ordinance 2003 was passed by the Legislative Council on 2nd July 2003 and came into operation on 13th February 2004 (except sections 158C(1)(a) and (b)) pursuant to a commencement notice published in the government gazette on 12th December 2003. Major changes brought about by the amendments include removal of a director by an ordinary resolution notwithstanding any provision in the company's articles of association (or equivalent document) and that a director shall be vicariously liable for torts committed by his alternate unless stipulated otherwise in the articles of association (or equivalent document). A company is also allowed to purchase and maintain for any of its officers and auditor insurance against certain types of liability to the company or a related company.

On 30th January 2004, the Stock Exchange announced certain amendments to the Listing Rules (most of which have come into effect on 31st March 2004) relating to corporate governance issues, initial listing criteria and continuing listing obligations. Amongst the amendments are amendments to Appendix 3 to the Listing Rules which set out the requirements with which the articles of association (or equivalent document) of all companies listed on the Stock Exchange must comply. All companies incorporated in Hong Kong which are listed on the Stock Exchange are required to amend their articles of association (or equivalent document) to ensure compliance with the amended provisions of Appendix 3 to the Listing Rules at the earliest opportunity and in any event no later than the conclusion of their next annual general meeting.

Accordingly, a special resolution will be proposed at the Annual General Meeting to approve the amendment to Articles of Association. Details of the proposed amendments to the Articles are set out in Resolution 6 in the notice of the Annual General Meeting. The following is a summary of the major proposed amendments to the existing Articles of Association:

1. Changes introduced in line with certain amendments to the Listing Rules

(i) new definition of "associate" under the Listing Rules is introduced;

(ii) where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted;

(iii) Directors shall abstain from voting on any board resolution approving any matter in which they or any of their associates have a material interest and are not to be counted towards the quorum of the relevant board meeting except otherwise provided in the Articles and the Listing Rules; and

(iv) the period for lodgment by shareholders of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven days prior to the date of such general meeting.

2. Changes introduced to reflect amendments to the Companies Ordinance

(i) a member of the Company shall be entitled without payment to receive within 10 business days after lodgment of a transfer one certificate for all his shares;

(ii) an alternate Director shall be deemed to be the agent of the Director who appoints him and Director who has appointed a person (including another Director) to be his alternate Director shall be vicariously liable for any tort committed by the alternate Director; and

(iii) the Company may by ordinary resolution remove any Director before the expiration of his office.

NOTICE OF MEETING

Notice of the Annual General Meeting is set out in the Annual Report sent to Shareholders on the same date as this circular. A proxy form for use at the Annual General Meeting is enclosed with the Annual Report. Whether or not you are able to attend the meeting, you are reminded to complete the proxy form in accordance with the instructions printed thereon and return it to the registered office of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong as soon as possible and, in any event, so as to be received by the Company, not less than 48 hours before the time appointed for the holding oi the meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting in person at the meeting if you so wish.

According to Article 75 of the existing Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded: (i) by the chairman of the meeting; or (ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or (iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (iv) by a member or members present in person (or, in the case of a member being a corporation,

by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors consider that the re-election of Directors, the New Repurchase Mandate and the amendments to Articles of Association are each in the best interests of the Company, and accordingly, recommend all Shareholders to vote in favour of such resolutions to be proposed at the Annual General Meeting.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Lui Che Woo
Chairman

The details of the Directors proposed for re-election at the Annual General Meeting are set out below:

Ms. Paddy Tang Lui Wai Yu, aged 50, joined the Group in 1980 and has been an executive director of the Company since 1991. She is also an executive director of K. Wah International Holdings Limited, a listed holding company of the Company. In addition, she is also a director of a number of subsidiaries of the Company.

Ms. Tang holds a Bachelor Degree in Commerce from McGill University, Canada and is a member of The Institute of Chartered Accountants in England and Wales.

There is no service contract between the Company and Ms. Tang. Her emoluments comprise a director's fee to be proposed by the Board and approved by shareholders of the Company at annual general meeting, and discretionary share options. Her emoluments are determined by reference to her duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Ms. Tang is a daughter of Dr. Lui Che Woo, Chairman and controlling shareholder of the Company. As at the Latest Practicable Date, she has interest in 852,376,889 Shares (including deemed interest) and 2,940,000 share options of the Company. Save as disclosed in this circular, Ms. Tang has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. William Lo Chi Chung, aged 44, joined the Group in 2003 and is the Group Finance Director. Mr. Lo is also an executive director of K. Wah International Holdings Limited, a listed holding company of the Company.

Mr. Lo holds a Master degree in Business Administration from University of Warwick in the UK and a Professional Diploma in Accountancy from Hong Kong Polytechnic. He is a fellow member of Hong Kong Society of Accountants and a fellow member of Chartered Association of Certified Accountants and has over 20 years of broad experience in auditing, accounting and financial management, corporate finance and strategic planning. He was an executive director of Group Sense (International) Limited, a listed company, from 1996 to 2003.

There is no service contract between the Company and Mr. Lo. His emoluments comprise a director's fee to be proposed by the Board and approved by shareholders of the Company at annual general meeting, discretionary share options and discretionary bonus. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Mr. Lo does not have any relationships with any director, senior management or substantial or controlling shareholder of the Company. As at the Latest Practicable Date, he has interest in 186,000 Shares. Save as disclosed in this circular, Mr. Lo has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Joseph Chee Ying Keung, aged 46, joined the Group in 1982 and holds the position of Director — Southern Region Construction Materials with K. Wah Construction Materials (Hong Kong) Limited, a wholly owned subsidiary of the Company and is a director of a number of subsidiaries of the Company.

Mr. Chee holds an International Master degree in Business Administration from University of South Australia and a Bachelor degree in Mechanical Engineering from University of Western Ontario in Canada. He is a fellow member of The Institute of Quarrying and has over 22 years of broad experience in the construction materials industry including operations and management, technical and quality assurance, environmental protection,

commercial and strategic planning. He is currently the Chairman of Hong Kong Contract Quarry Association and a member of the Working Group on Construction Waste of the Provisional Construction Industry Co-ordination Board. He was the past Chairman of The Institute of Quarrying (Hong Kong Branch) from 1998 to 2000.

Mr. Chee's service contract did not provide for a specified length of service period. His emoluments comprise an annual package of HK$1,734,000, a director's fee to be proposed by the Board and approved by shareholders of the Company at annual general meeting, discretionary share options and discretionary bonus. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Mr. Chee does not have any relationships with any director, senior management or substantial or controlling shareholder of the Company. As at the Latest Practicable Date, he has interests in 700,000 Shares and 1,650,000 share options of the Company. Save as disclosed in this circular, Mr. Chee has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. James Ross Ancell, aged 50, holds a Bachelor degree in Management Studies from University of Waikato in New Zealand. He is a member of the Institute of Chartered Accountants of New Zealand and has nearly 30 years of broad experience in building materials and construction sectors, waste management and recycling business gained from multinational corporations.

Mr. Ancell has strong management skills and is experienced in turnaround situations, strategic planning, acquisitions and disposals, accounting, finance and business development. He had worked for George Wimpey PLC ("George Wimpey"), a publicly listed group in the UK for 15 years and held various top management positions including that of a Member of the Group Management Board. He was the Managing Director of George Wimpey's Minerals Division from 1991 to 1996 during which he held responsibility for the Hong Kong activities. Presently, he is the Chairman of Churngold Construction Holdings Limited in the UK, a leading specialist groundworks subcontractor carrying out groundworks and road surfacing and has a separate remediation business, cleaning up sites contaminated by previous industrial activity.

Mr. Ancell's service contract provides for a fixed term of 3 years. His emoluments comprise a director's fee and in the event that he is appointed an audit committee member, an audit committee member's fee, both to be proposed by the Board and approved by shareholders of the Company at annual general meeting. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Mr. Ancell does not have any relationships with any director, senior management or substantial or controlling shareholder of the Company nor any interests in the Shares or share options of the Company.

This Appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the Annual General Meeting in relation to the proposed repurchase mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,269,038,651 Shares. As at the same date, there are outstanding share options granted under the Company's share option schemes to subscribe for 48,642,000 Shares.

Subject to the passing of the resolution granting the proposed mandate to repurchase Shares and on the basis that no further Shares are issued (whether generally or pursuant to the exercise of the subscription rights attaching to the outstanding options) or repurchased before the Annual General Meeting, the Company will be allowed to repurchase a maximum of 126,903,865 Shares during the period ending on the earlier of the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required to be held by law or the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from the Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases may, depending on market conditions, and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31st December 2003, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, there might be a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the mandate to repurchase Shares to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited financial statements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

FUNDING OF REPURCHASES

Repurchases made pursuant to the proposed mandate to repurchase Shares would be funded out of funds legally available for the purpose in accordance with the Articles of Association and the Companies Ordinance.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code and Rule 6 of the Repurchase Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, K. Wah International Holdings Limited ("KWIH"), through its wholly owned subsidiary, was indirectly interested in 846,625,308 Shares, representing 66.71% of the issued share capital of the Company and a discretionary trust interested in more than one-third of the issued share capital of KWIH is deemed to be interested in the same 846,625,308 Shares. 3,889,675 Shares representing 0.31% of the issued share capital of the Company were held by another discretionary trust. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts established by Dr. Lui Che Woo as founder, are deemed to be interested in these 846,625,308 Shares and 3,889,675 Shares. Besides, apart from the shareholding interest disclosed hereinabove, these three directors had an aggregate interest (including family interests and corporate interests) in 87,060,763 Shares representing approximately 6.86% of the issued share capital of the Company.

Based on the above shareholding interests, in the event that the power to repurchase Shares pursuant to the New Repurchase Mandate is exercised in full, and taking no account of the exercise of outstanding options, the aforesaid interests of Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu would be increased to approximately 82.09% of the issued share capital of the Company and the Shares held by the public will fall below 25% of the total number of Shares in issue. The Directors are not aware of any consequence which would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the New Repurchase Mandate which will result in the number of the Shares held by the public being reduced to less than 25%.

SHARE PRICE

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the past twelve months preceding the Latest Practicable Date:

Month	Highest *(HK$)*	Lowest *(HK$)*
2003		
April	0.500	0.390
May	0.475	0.400
June	0.470	0.435
July	0.495	0.440
August	0.600	0.465
September	0.600	0.520
October	0.650	0.520
November	0.600	0.540
December	0.650	0.590
2004		
January	0.740	0.650
February	0.960	0.690
March	0.880	0.790

REPURCHASE OF SHARES

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their associates currently intend to sell Shares to the Company or its subsidiaries.

No connected persons of the Company, as defined in the Listing Rules, have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the proposed mandate to repurchase Shares in accordance with the Listing Rules and the applicable laws of Hong Kong.

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦無發表任何聲明，並明確表示不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之嘉華建材有限公司股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函應連同隨附截至二零零三年十二月三十一日止年度之年報一併閱讀。



嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

重選董事、
購回股份之一般授權
及修改章程細則
之建議

二零零四年四月二十八日

目　錄

頁次

於本通函內，除非文義另有所指，否則下列詞彙將具有以下涵義：

「股東週年大會」	指	本公司於二零零四年五月三十一日(星期一)上午十時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店BI層藝萃廳舉行之股東週年大會
「年報」	指	本公司截至二零零三年十二月三十一日止年度之年報
「細則」	指	章程細則內之細則
「章程細則」	指	本公司之章程細則
「董事會」	指	董事會
「公司條例」	指	香港法例第三十二章公司條例
「本公司」	指	嘉華建材有限公司，於香港註冊成立之有限公司，其股份在聯交所主板上市
「董事」	指	本公司之董事
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零四年四月二十一日，即本通函付印前就確定其中若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「證券及期貨條例」	指	香港法例第五百七十一章證券及期貨條例
「股份」	指	本公司股本中每股面值港幣0.10元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港幣」	指	香港法定貨幣港元



嘉華建材有限公司

(於香港註冊成立之有限公司)

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc(主席)
呂耀東(副主席)
陳啟能(董事總經理)
羅志聰
鄧呂慧瑜
徐應強

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

獨立非執行董事：
張惠彬博士，太平紳士
鄭慕智，OBE，太平紳士
葉慶忠，BBS，MBE，太平紳士
顏志宏

敬啟者：

重選董事、
購回股份之一般授權
及修改章程細則
之建議

緒言

本通函旨在向　閣下提供有關在股東週年大會上提呈之決議案之資料。該等決議案為有關(i)重選董事；(ii)授予董事購回最多佔截至該決議案通過當日之本公司已發行股本10%之股份之一般授權；及(iii)建議修改章程細則。

重選董事

根據現有章程細則第106(A)條，鄧呂慧瑜女士及葉慶忠先生須於股東週年大會上輪席告退。另外，羅志聰先生、徐應強先生及顏志宏先生乃董事會委任之董事，根據現有章程細則第97條，彼等之任期將於股東週年大會屆滿。葉慶忠先生表示將不再留任。所有其他退任董事均合資格重選留任。

擬重選留任之董事之詳細資料載於本通函之附錄一內。

購回股份之一般授權

本公司已於二零零三年五月二十三日舉行之本公司股東週年大會上通過一項普通決議案，該決議案為有關授予董事購回不多於截至該日本公司已發行股本10%之股份之一般授權(「現有購回授權」)。

現有購回授權將於股東週年大會結束之時屆滿。董事認為現有購回授權增加董事會處理本公司事務之靈活性，並符合股東之利益，而本公司應繼續採納該項授權。

本公司將於股東週年大會上提呈一項新一般授權，以按照股東週年大會通告所載第5.1項決議案所載購回最多佔截至該決議案通過當日本公司已發行股本10%之股份(「新購回授權」)。

關於該項建議新購回授權，董事謹此表明彼等現時並無計劃購回任何股份。

本通函附錄二收錄一份說明函件，其載有上市規則規定之資料，讓股東能在知情之情況下，決定投票贊成或反對將於股東週年大會上提呈關於新購回授權之第5.1項決議案。

修改章程細則

二零零三年公司(修訂)條例已於二零零三年七月二日在立法會通過，並根據刊登於二零零三年十二月十二日之政府憲報之生效通知而於二零零四年二月十三日正式實施(第158C(1)(a)及(b)條除外)。修訂帶來之主要變動包括，可藉普通決議案罷免董事，而不受公司章程細則(或相等之文件)任何條文所限；而董事將需要為其替任人之侵權行為承擔法律責任，除非公司章程細則(或相等之文件)另有規定。公司亦可就公司或有關連公司若干類別責任為其任何行政人員及核數師購買或延續保險。

於二零零四年一月三十日，聯交所宣佈對上市規則作出若干修訂(大部份於二零零四年三月三十一日正式生效)，其涉及企業管治事宜、首次上市準則及持續上市責任。其中，對上市規則附錄三作出之修訂，列明所有聯交所上市公司之章程細則(或相等之文件)均需要遵守之規定。所有於香港註冊成立並在聯交所上市之公司，均需要修改其章程細則(或相等之文件)，以確保在最早時間(並無論如何不得遲於下屆股東週年大會結束時)遵守上市規則附錄三之修訂條文。

因此，本公司將於股東週年大會上提呈一項特別決議案，以批准修改章程細則。建議修改章程細則之詳情載於股東週年大會通告內第6項決議案。下文為現有章程細則之主要建議修訂摘要：

1. 因應上市規則之若干修訂而作出之修改

(i) 加入上市規則內「聯繫人」之新釋義；

(ii) 倘任何股東根據上市規則需就任何特定決議案放棄投票，或受到任何限制，僅能投票贊成或反對任何特定決議案，則該名股東或其代表人之投票如抵觸有關規定或限制，將不能計算入票數內；

(iii) 董事不得就批准彼等或彼等任何聯繫人擁有重大利益之任何事項之董事會決議案投票，亦不得就此計算入有關董事會會議之法定人數內，惟章程細則及上市規則另有規定之情況除外；及

(iv) 股東發出提名董事通知之期間由不早於有關舉行選舉之股東大會通告寄發翌日開始，及不遲於該股東大會舉行日期前七日結束。

2. 為反映公司條例之修訂而作出之修改

(i) 本公司股東無需付款，有權在交回過戶文件後十個營業日內收取關於其全部股份之股票一張；

(ii) 替任董事應視為委任其作替任董事之董事之代理，而董事倘委任一名人士(包括另一名董事)為其替任人，則需為其替任人之任何侵權行為承擔任何責任；及

(iii) 本公司可藉普通決議案在任何董事任期屆滿前將其罷免。

大會通告

召開股東週年大會之通告載於與本通函同日寄發予股東之年報內。年報隨附股東週年大會適用之代表委任表格。不論　閣下能否出席大會，務請按照印備之指示填妥代表委任表格，並盡快於大會指定舉行時間最少48小時前交回本公司註冊辦事處，地址為香港北角渣華道191號嘉華國際中心29樓。　閣下填妥及交回代表委任表格後，仍可依願親身出席大會及於會上投票。

根據現有章程細則第75條，於任何股東大會上，除非：(i)大會主席；或(ii)最少三名當時有權於大會上投票而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或(iii)佔所有有權於大會上投票之股東之總投票權不少於十分之一而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或(iv)持有附有權利可於大會投票之股份(已繳足股款相當於該等附有權利可於大會投票之股份之繳足股款總額不少於十分之一)而親身(或倘

股東為法團，由其正式授權代表）或委派代表出席之股東要求以投票表決（於宣佈舉手表決之結果前或當時或撤回其他投票表決之要求時提出），否則提呈大會之決議案應以舉手表決之方式通過。

推薦意見

董事認為重選董事、新購回授權及修改章程細則均符合本公司之最佳利益，故此建議全體股東投票贊成將於股東週年大會上提呈之該等決議案。

一般資料

本通函各附錄載有其他資料，敬希垂注。

此致

諸位股東　台照

代表董事會
主席
呂志和博士
謹啟

二零零四年四月二十八日

擬於股東週年大會上重選留任之董事之詳細資料載列如下：

鄧呂慧瑜女士，五十歲，於一九八零年加入本集團，並於一九九一年起出任為本公司之執行董事。彼亦為嘉華國際集團有限公司(本公司之上市控股公司)之執行董事。此外，彼亦為本公司多間附屬公司之董事。

鄧女士持有加拿大麥基爾大學商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。

鄧女士與本公司並無訂立服務合約。彼之酬金包括由董事會建議並經股東在股東週年大會上批准之董事袍金，以及酌情發放之認股權。彼之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

鄧女士為本公司主席兼控股股東呂志和博士之女兒。於最後實際可行日期，彼擁有852,376,889股股份(包括被視為擁有之權益)及本公司2,940,000份認股權之權益。除本通函所披露者外，鄧女士並沒有根據證券及期貨條例第 XV 部所指的股份權益。

羅志聰先生，四十四歲，於二零零三年加入本集團，現為集團財務董事。羅先生亦為嘉華國際集團有限公司(本公司之上市控股公司)之執行董事。

羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於審計、會計、財務管理、企業融資及策略規劃方面擁有逾二十年之廣泛經驗。彼於一九九六年至二零零三年間出任權智(國際)有限公司(為一間上市公司)執行董事之職務。

羅先生與本公司並無訂立服務合約。彼之酬金包括由董事會建議並經股東在股東週年大會上批准之董事袍金，以及酌情發放之認股權和花紅。彼之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

羅先生與本公司任何董事、高級管理層或主要或控股股東並無關係。於最後實際可行日期，彼擁有186,000股股份之權益。除本通函所披露者外，羅先生並沒有根據證券及期貨條例第 XV 部所指的股份權益。

徐應強先生，四十六歲，於一九八二年加入本集團，現為本公司全資附屬公司嘉華建材(香港)有限公司華南區建築材料部董事一職，亦為本公司多間附屬公司之董事。

徐先生持有澳洲國立南澳大學頒發之國際工商管理碩士學位及加拿大西安大略大學頒發之機械工程學士學位。彼為英國礦業學會之資深會員，在建材業擁有逾二十二年經驗，覆蓋

營運、管理、技術及質量保證、環境保護、商業及策略計劃多個範疇。彼現時為香港合約石礦商會之主席及臨時建造業統籌委員會建築廢物工作小組之成員。彼於一九九八年至二零零零年期間曾出任英國礦業學會(香港分會)之主席。

徐先生之服務合約並無固定服務年期。彼之酬金包括年薪組合港幣1,734,000元、由董事會建議並經股東在股東週年大會上批准之董事袍金、以及酌情發放之認股權和花紅。徐先生之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

徐先生與本公司任何董事、高級管理層或主要或控股股東並無關係。於最後實際可行日期，彼擁有700,000股股份及本公司1,650,000份認股權之權益。除本通函所披露者外，徐先生並沒有根據證券及期貨條例第 XV 部所指的股份權益。

顏志宏先生，五十歲，持有紐西蘭 University of Waikato 頒發之管理學學士學位。彼為紐西蘭特許會計師公會之會員。彼曾於多間跨國企業工作，於建材、建築業、廢料管理及回收業務擁有近三十年之廣泛經驗。

顏先生擁有高度之管理技能，對企業拯救、策略計劃、收購出售、會計、財務及業務發展有豐富經驗。彼曾於英國公眾上市集團 George Wimpey PLC(「George Wimpey」)任職十五年，並曾出任包括集團管理委員會成員等多個高層管理職務。彼於一九九一年至一九九六年期間出任 George Wimpey 礦物部之董事總經理，負責管理香港業務。彼現時為英國 Churngold Construction Holdings Limited 之主席，該公司為專業之地底工程承建商，專門從事地底工程及地面勘察，此外亦從事清理受先前工業活動污染地方之修復業務。

顏先生定有為期三年之服務合約。彼之酬金包括董事袍金及(倘彼獲委任為審核委員會成員)審核委員會成員袍金，兩者均由董事會建議並經股東在股東週年大會上批准。彼之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

顏先生與本公司任何董事、高級管理層或主要或控股股東並無關係，亦無擁有任何股份或本公司認股權之權益。

本附錄載有上市規則規定說明函件所須載列之資料，讓股東能在知情之情況下就投票贊成或反對將於股東週年大會上提呈關於建議購回授權之決議案作出決定。

股本

於最後實際可行日期，本公司之已發行股本包括1,269,038,651股股份。於同日，根據本公司認股權計劃授出且尚未行使之認股權可認購48,642,000股股份。

待授予購回股份之建議授權之決議案獲通過後，按於股東週年大會前並無進一步發行（不論為一般性或因行使尚未行使認股權所附之認購權而發行）或購回股份之基準計算，於截至本公司下屆股東週年大會結束或法例規定本公司須舉行下屆股東週年大會之日或股東於股東大會上以決議案撤銷或修改有關授權之日（以較早者為準）止之期間內，本公司可購回最多達126,903,865股股份。

進行購回之理由

董事相信，尋求股東授予一般授權以便本公司可於聯交所購回股份，乃符合本公司及其股東之最佳利益。購回可提高本公司資產淨值及／或每股盈利，惟須視乎當時之市況及款項安排而定，並只可在董事認為購回將有利於本公司及股東時方會進行。

董事目前無意購回任何股份，且彼等僅會於彼等認為購回符合本公司之整體利益，及可以在對本公司有利之購回股份條款之情況下行使購回權力。根據本公司於二零零三年十二月三十一日（即本公司最近期之經審核賬目編製完成之日）之綜合財務狀況所示，董事認為倘按現行之市價全面行使一般授權購回股份，或會對本公司之營運資金及資本負債比率造成重大不利影響。然而，倘行使購回授權對本公司之營運資金需求（相對於最近期刊發之經審核財務報表所披露之狀況）或董事不時認為本公司適宜具備之資本負債比率造成重大不利影響，則董事不擬在此情況下行使購回授權。

用以購回之款項

根據章程細則及公司條例之規定，根據購回股份之建議授權進行購回所需資金須由合法可作此用途之資金所提供。

收購守則之影響

倘因為購回股份，一名股東所佔本公司投票權之權益比例增加，則就收購守則第32條及購回守則第6條而言，該項權益增加將被視為一項收購事項。因此，視乎股東權益之增加幅度，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期，嘉華國際集團有限公司(「嘉華國際」)透過其全資附屬公司間接持有846,625,308股股份之權益(佔本公司已發行股本66.71%)，及一項全權信託(持有嘉華國際已發行股本超過三分之一權益)被視為持有上述同等數目846,625,308股股份之權益。本公司已發行股本約有0.31%，即3,889,675股股份則由另一項全權信託持有。呂志和博士、呂耀東先生與鄧呂慧瑜女士為該等由呂志和博士作為創立人設立之家族全權信託之直接或間接之可能受益人，而被視為擁有該等846,625,308股股份及3,889,675股股份之權益。此外，除了上文披露之股權外，該三位董事合共擁有87,060,763股股份之權益(包括家族權益及公司權益)，約佔本公司已發行股本約6.86%。

根據上述持股量，倘董事根據新購回授權行使全部權力購回股份，且在並無計及行使尚未行使之認股權之情況下，呂志和博士、呂耀東先生與鄧呂慧瑜女士於前述之權益將增至持有本公司之已發行股本權益約82.09%，將導致公眾人士持有之股份少於已發行股份總數之25%。董事不知悉有任何情況會導致須根據收購守則第26條之規定提出強制性收購建議之責任。董事會現時無意行使新購回授權以致公眾人士持有之股份數目低於25%。

股份價格

下表顯示股份在最後實際可行日期前十二個月內每一個月在聯交所之最高及最低成交價：

月份	最高 (港幣)	最低 (港幣)
二零零三年		
四月	0.500	0.390
五月	0.475	0.400
六月	0.470	0.435
七月	0.495	0.440
八月	0.600	0.465
九月	0.600	0.520
十月	0.650	0.520
十一月	0.600	0.540
十二月	0.650	0.590
二零零四年		
一月	0.740	0.650
二月	0.960	0.690
三月	0.880	0.790

購回股份

本公司於本通函日期前六個月內並無購回任何股份(無論是否在聯交所)。

一般事項

就董事所知及彼等於作出一切合理查詢後所知悉，董事及彼等之聯繫人現時均無意向本公司或其附屬公司出售股份。

本公司之關連人士(定義見上市規則)概無知會本公司，彼等現時有意於本公司獲授權購回股份之情況下向本公司出售股份，亦無承諾不會作出此舉。

董事已向聯交所承諾，在有關承諾適用下，彼等將根據上市規則及香港適用法例之規定行使購回股份之建議授權。

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2003

ANNUAL RESULTS

The Board of Directors of K. Wah Construction Materials Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31st December 2003 as follows:

The Group's turnover for the year ended 31st December 2003 was HK$1,130,894,000, representing an increase of HK$119,895,000 over the previous year.

The Group's profit attributable to shareholders for the year ended 31st December 2003 amounted to HK$40,205,000, representing a decrease of HK$22,123,000 over the previous year.

FINAL DIVIDEND

The Board of Directors has resolved to recommend at the forthcoming annual general meeting to be held on 31st May 2004 a final scrip dividend for the year ended 31st December 2003 of 1 cent per share, with a cash option, totalling HK$12,690,000, payable to the shareholders whose names appear on the register of members of the Company at the close of business on 31st May 2004 (2002: a final scrip dividend of 1 cent per share, with a cash option, totalling HK$12,432,000).

Payment of the scrip dividend is conditional upon the passing of an ordinary resolution at the forthcoming annual general meeting and The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued as the scrip dividend. It is expected that the share certificates in respect of such shares and dividend warrants will be posted to those entitled on 9th July 2004. A circular containing details of the proposed scrip dividend will be sent to shareholders of the Company in due course.

CONSOLIDATED PROFIT AND LOSS STATEMENT FOR THE YEAR ENDED 31ST DECEMBER 2003

	Note	2003 HK$'000	2002 HK$'000
Turnover	1	1,130,894	1,010,999
Cost of sales		(1,085,600)	(909,523)
Gross profit		45,294	101,476
Other revenues	1	21,527	29,783
Other operating income		44,132	8,342
Administrative expenses		(48,538)	(52,821)
Other operating expenses		(23,003)	(18,212)
Operating profit	2	39,412	68,568
Finance costs	3	(5,508)	(7,193)
Share of profits less losses of			
Jointly controlled entities		6,874	4,439
Associated companies		998	3,944
Profit before taxation		41,776	69,758
Taxation credit/(charge)	4	341	(4,414)
Profit after taxation		42,117	65,344
Minority interests		(1,912)	(3,016)
Profit attributable to shareholders		40,205	62,328
Dividends		(25,168)	(24,829)
		HK cent(s)	HK cent(s)
Earnings per share	5	3.2	5.1
Dividend per share			
Interim	6	1	1
Final (proposed)	6	1	1

NOTES:

1. **Turnover and results**

The Group is principally engaged in manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business.

MANAGEMENT DISCUSSION AND ANALYSIS

Review and Outlook of Operation

Overview

Turnover and profit before taxation for the year ended 31st December 2003 were HK$1,131 million and HK$42 million, as compared to HK$1,011 million and HK$70 million for the year ended 31st December 2002 respectively. The Group's turnover was slightly higher than last year but the profit before taxation decreased by approximately 40% from last year due to deteriorating market environment in Hong Kong.

Despite additional contribution from the gradual phasing in of certain new projects in the Mainland China, the profit of the Group as a whole decreased as compared to last year.

Business in Hong Kong

In 2003, the economy of Hong Kong has further worsened due to the outbreak of SARS and the war in Iraq. However, with the initiatives taken by the Central Government, there were signs that the local economy has begun to regain luster in the last quarter of 2003.

Notwithstanding such a difficult environment, our Group has achieved a comparatively satisfactory performance among the industry in Hong Kong for the year. Besides maintaining a cost efficient operation, the Group has continued to explore new business opportunities to enhance our profit contribution. Capitalizing on our sound track records among the industry as well as our reputation in terms of product quality and customer services, we have successfully extended our ready-mixed concrete business to Daya Bay, Huidong and was awarded the ready-mixed concrete supply contract for the CNOOC and Shell Petrochemical Complex at Huizhou. Furthermore, a pile factory has been set up in Shenzhen during the year and production commenced recently supplying concrete piles to nearby markets.

The Group is environmental-minded and has continued to explore business opportunity on environmental friendly products. In July, the Group had entered into a contract with Hong Kong Polytechnic University for the manufacture of paving blocks designed by the University using recycled construction materials. Production of these paving blocks commenced and are now being supplied to the market.

The rehabilitation works of KWP Quarry Co. Limited at Anderson Road Quarry in which the Group has a 63.5% interest is proceeding in accordance with the planned schedule. The subsidiary has met the third milestone on time in accordance with the contract with the Hong Kong SAR Government.

The Group will continue to seize business opportunities in the emerging market along the Pearl River Delta area.

Business in Mainland China

The success of the Group's expansion strategy in Mainland has built a solid platform for the Group to maintain a continued growth in future. The new projects which commenced operation as planned, have provided additional contribution to the Group during the year. In addition to the joint venture set up with Maanshan Masteel for the manufacture of slag, the Group has also entered into agreements with Shougang Group, Guangdong Shaoguan Iron and Steel Group and Kunming Iron and Steel Group to set up joint ventures in Beijing, Shaoguan and Kunming respectively for the manufacture of slag. When all these joint ventures gradually come into operation, the Group will become one of the largest suppliers of slag in the Mainland and it is envisaged that all these projects will bring in good contribution to the Group.

The sales volume of our Shanghai operations has continued to grow as compared to last year. The Group's wholly owned quarry in Huzhou has begun supplying aggregates to the Shanghai market during the year. This will enhance the competitiveness of our Shanghai ready-mixed concrete operation, which help to strengthen the Group's leading position in the industry.

In order to capitalize on the growing ready-mixed concrete market in Nanjing and Maanshan, the Group has set up ready-mixed concrete plants in these areas during the year. Both plants have brought in satisfactory profit contribution to the Group. The performance of the Group's pile factory in Shanghai, which commenced operation in early 2003, was satisfactory and has made contribution to the Group.

The Group's quarry operation in Beijing, the Beijing Shoujia Stone Co., Ltd., in which the Group has a 55% interest, has achieved an increase both in sales volume and profit contribution. The Beijing 2008 Olympic Games, massive housing projects and associated infrastructure works have resulted in a surge in demand for quality ready-mixed concrete in Beijing. To seize such valuable opportunity, the Group has set up a ready-mixed concrete plant, Beijing K. Wah Gaoqiang Concrete Co., Ltd., to serve the growing market in Beijing. The operation has commenced production during the year and the performance was satisfactory. The Group will continue to look for suitable investment opportunities in the area in order to broaden our income base.

In Guangzhou, the market condition has improved during the year although it remained competitive. The Group's cement operation, Guangzhou K. Wah Nanfang Cement Limited, in which the Group has a 50% interest has recorded a satisfactory result in 2003. Both turnover and profit contribution have increased over last year. The Group is considering to further expanding the cement production facilities when appropriate to enhance the profitability of the joint venture.

Technology Investment

According to the strategic mandate, the Group has continued to maintain a balanced investment portfolio similar to that of last year and the total investments at 31st December, 2003 stood at approximately HK$116 million, same as last year.

Review of Finance

Financial Position and Gearing Ratio

Final (proposed)	6	1	1

NOTES:

1. **Turnover and results**

The Group is principally engaged in manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business.

	2003 HK$'000	2002 HK$'000
Turnover		
Sales of construction materials	1,130,894	1,010,999
Other revenues		
Rental income	12,292	12,036
Interest income		
Unlisted investments	—	9,538
Loan to a fellow subsidiary	5,169	520
Bank deposits	2,545	4,583
Deferred receivable	1,521	1,918
Front-end fee from a fellow subsidiary	—	1,188
	21,527	29,783
Total revenues	1,152,421	1,040,782

The turnover and operating profit of the Group analysed by geographical locations are as follows:

	2003 HK$'000	2002 HK$'000
Turnover		
Hong Kong	537,482	553,060
Mainland China	593,412	457,939
	1,130,894	1,010,999
Operating profit		
Hong Kong	13,831	50,495
Mainland China	25,581	18,073
	39,412	68,568

2. **Operating profit**

	2003 HK$'000	2002 HK$'000
Operating profit is stated after crediting:		
Profit on disposal of listed investments	2,372	103
Unrealised gain of listed investments	2,180	—
Gain on disposal of operating rights	28,260	—
Amortisation of negative goodwill	632	631
And after charging:		
Depreciation	67,022	59,908
Amortisation		
Quarry site development	1,284	846
Overburden removal costs	14,391	14,033
Cost of inventories sold	952,187	785,384

3. **Finance costs**

	2003 HK$'000	2002 HK$'000
Interest expenses		
Bank loans and overdrafts	5,508	7,191
Finance lease obligations wholly payable within five years	—	2
	5,508	7,193

4. **Taxation credit/(charge)**

	2003 HK$'000	2002 HK$'000
Company and subsidiaries		
Hong Kong profits tax	(150)	(1,728)
Mainland China income tax	(1,578)	(4,783)
Deferred taxation	3,061	2,693
	1,333	(3,818)
Jointly controlled entities		
Mainland China income tax	(848)	(558)
Associated companies		
Hong Kong profits tax	(144)	(38)
	341	(4,414)

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

5. **Earnings per share**

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$40,205,000 (2002: HK$62,328,000) and the weighted average number of 1,247,373,000 shares (2002: 1,228,986,000 shares) in issue during the year.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 31st December 2003 would not have a dilutive effect on the earnings per share.

6. **Dividends per share**

	2003 HK$'000	2002 HK$'000
Interim scrip dividend with a cash option of 1 cent (2002: 1 cent) per share	12,478	12,397
Proposed final scrip dividend with a cash option of 1 cent (2002: 1 cent) per share	12,690	12,432
	25,168	24,829

The Board of Directors recommended a final scrip dividend with a cash option of 1 cent (2002: 1 cent) per share. This dividend will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

According to the strategic mandate, the Group has continued to maintain a balanced investment portfolio similar to that of last year and the total investments at 31st December, 2003 stood at approximately HK$116 million, same as last year.

Review of Finance

Financial Position and Gearing Ratio

The financial position of the Group has continuously improved during the year. At 31st December 2003, the shareholders' funds increased by 1.5% to HK$1,414 million from HK$1,393 million as at 31st December 2002 and the Group's gross asset employed increased by 14.3% to HK$1,778 million from HK$1,556 million as at 31st December 2002.

The Gearing Ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was practically at a debt free level both at 31st December 2003 and 31st December 2002.

Liquidity and Financial Resources

The Group continues to maintain a strong cash position. As at 31 December 2003, total cash and bank balances were HK$306 million as compared to HK$283 million as at 31st December 2002. The Group's liquidity remains strong and the Group has sufficient cash and available banking facilities to meet its commitment, working capital requirements and future assets acquisition.

Treasury Policy

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

Charges on Group Assets

Land and buildings with net book values of HK$231,966,000 (2002: HK$237,305,000) have been pledged to secure banking facilities.

Contingent Liabilities

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$291,516,000 (2002: HK$299,370,000), of which HK$108,490,000 (2002: HK$154,805,000) have been utilised.

EMPLOYEES

The Group, excluding associated companies and jointly controlled entities, employs about 1,960 employees in Hong Kong and the Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$151 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. The Group has implemented a share option scheme for executives from 1991 following the approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in the Mainland China, employees are commensurate with market levels with the emphasis on provision of training and development opportunities.

SHARE CAPITAL

The Company has not redeemed any of its shares during the year ended 31st December 2003. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the year ended 31st December 2003.

CHANGES IN THE BOARD

The Board was deeply saddened by the passing of Dr. Chan Nai Keong, a non-executive director of the Company, on 9th May 2003.

The Board welcomes the appointments of Mr. William Lo Chi Chung and Mr. Joseph Chee Ying Keung as executive directors of the Company and Mr. James Ross Ancell as an independent non-executive director of the Company with effect from 15th April 2004, bringing substantial valuable experience to the Group.

Mr. Yip Hing Chung, an independent non-executive director of the Company, will retire from office at the forthcoming annual general meeting and does not offer himself for re-election. The Board would like to express sincere appreciation for his past contribution to the Group.

CLOSE OF REGISTER

The register of members will be closed from 24th May 2004 to 31st May 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 21st May 2004.

CODE OF BEST PRACTICE

For the year ended 31st December 2003, the Company has complied with the Code of Best Practice issued by The Stock Exchange of Hong Kong Limited.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the Company's and The Stock Exchange of Hong Kong Limited's websites in due course.

DIRECTORS

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Lui Wai Yu and Mr. Joseph Chee Ying Keung and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi, Mr. Yip Hing Chung and Mr. James Ross Ancell.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 15th April 2004

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwcml.com



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2004 annual general meeting of shareholders of K. Wah Construction Materials Limited will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Monday, 31st May 2004 at 10:30 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2003;
2. To declare a final dividend for the year ended 31st December 2003;
3. To elect directors and fix the directors' remuneration;
4. To re-appoint auditors and authorise the directors to fix their remuneration;
5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "**THAT**

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting."

5.2 "**THAT**

(a). subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company or (iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held;

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as resolution 5.2 in the notice of the meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

6. As special business, to consider and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT** the Articles of Association of the Company be and are hereby amended in the following manner:

(a) by adding the following definitions in Article 2 immediately before the definition of "Hong Kong":

""associate" in relation to any Director, shall have the meaning ascribed to it under Rule 1.01 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force;

"clearing house" shall mean a recognized clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any amendments thereto for the time being in force;

"Listing Rules" shall mean the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force:";

(b) by deleting the words "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, after allotment or lodgment of a transfer" in the third and fourth lines of Article 16 and substituting therefor the words "Listing Rules, after allotment or within 10 business days after lodgment of a transfer";

(c) by deleting the words "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" in the ninth and tenth lines of Article 16 and substituting therefor the words "Listing Rules";

(d) by adding the following new Article 16A immediately after Article 16:

"16A. For the purpose of Article 16, "business days" shall mean any day on which The Stock Exchange of Hong Kong Limited is open for the business of dealing in securities; and "transfer" shall mean a transfer duly stamped and otherwise valid, and shall not include such a transfer as the Company is for any reason entitled to refuse to register and does not register.";

(e) by deleting the words "Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" in the third and fourth lines of Article 20 and in the second and third lines of paragraph (i) of Article 40 and substituting therefor the words "Listing Rules";

(f) by deleting the word "recognised" and the words "within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)" in the first, second and third lines of Article 92A and the word "recognised" in the eighth line of Article 92A;

(g) by deleting the words "section 18 of the Securities (Disclosure of Interests) Ordinance 1988" in the third and fourth lines of Article 93(B) and substituting therefor the words "section 329 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any amendments thereto for the time being in force";

(h) by deleting the word "18" in the fifth line of Article 93(D) and substituting therefor the word "329";

(i) by deleting the words "section 24 of the Securities (Disclosure of Interests) Ordinance 1988" in the first and second lines of Article 93(E) and substituting therefor the words "section 334 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and any amendments thereto for the time being in force";

(j) by adding the following new Article 93A immediately after Article 93(E):

"Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(k) by adding the following new Article 98(E) immediately after Article 98(D):

"An alternate Director shall be deemed to be the agent of the Director who appoints him and Director who has appointed a person (including another Director) to be his alternate Director shall be vicariously liable for any tort committed by the alternate Director.";

(l) by deleting the existing Article 105(B)(ii) in its entirety and substituting therefore the following Article 105(B)(ii):

"(ii) Subject to such exceptions specified in the articles of association as The Stock Exchange of Hong Kong Limited may approve, a Director shall not vote on any board resolution approving or be counted in the quorum in respect of any contract, arrangement or other proposal in which he or any of his associate(s) is/are to his knowledge materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to any contract, arrangement or any other proposal for or concerning:

(a) the giving of any security or indemnity either:

(i) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security; and/or

(b) an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer; and/or

(c) any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or employee or shareholder or in which the director or his associate(s) is/are beneficially interested in shares or securities of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares or securities of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights attached to such issued shares or securities; and/or

(d) the benefit of employees of the Company or any of its subsidiaries or its associated companies including;

(i) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to both Directors, their associates and employees of the Company or any of its subsidiaries or its associated companies and does not provide in respect of any Director, or his associate(s) as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and/or

(e) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest(s) in shares or debentures or other securities of the Company.";

(m) by adding the words "or his associate(s)" after the words "(other than the chairman of the meeting)" in the second line of Article 105(B)(iii), adding the words "or his associate(s)" after the word "Director" in the seventh line of Article 105(B)(iii) and adding the words "or his associate(s)" after the word "chairman" in the thirteenth line of Article 105(B)(iii);

(n) by deleting the words "The latest date for lodgment of the said notices shall not be more than seven days before the date of such general meeting" in the fifth and sixth lines of Article 110 and substituting therefor the words "The period for lodgment of the said notice under this Article shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and ending no later than 7 days prior to the date of such general meeting provided that such period shall be at least seven days";

(o) by deleting the word "special" in the first line of Article 112 and substituting therefor the word "ordinary"; and

(p) by deleting the words "paragraph (c) of the proviso to Section 165" in the third line of Article 183(A) and substituting therefor the words "Section 165"."

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 28th April 2004

Notes:

1. The register of members will be closed from 24th May 2004 to 31st May 2004, both days inclusive, during which period no transfer of shares will be effected.
2. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.
3. A form of proxy for use in connection with the annual general meeting is enclosed with the Annual Report posted to the members. The form of proxy shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting.
4. Concerning agenda item 3 above, Ms. Paddy Tang Lui Wai Yu and Mr. Yip Hing Chung will retire by rotation at the Annual General Meeting. Ms. Paddy Tang Lui Wai Yu, being eligible, offers herself for re-election. Mr. Yip Hing Chung does not offer himself for re-election. Mr. William Lo Chi Chung, Mr. Joseph Chee Ying Keung and Mr. James Ross Ancell, being new directors appointed by the Board, shall hold office until the Annual General Meeting and being eligible, offer themselves for re-election. Details of the above Directors are set out in the circular enclosed with the Annual Report.
5. Concerning agenda item 5.1 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the directors is set out in a separate letter from the Company enclosed with the Annual Report.
6. Concerning agenda item 5.2 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal in additional shares in the capital of the Company.
7. Concerning agenda item 6 above, the directors wish to draw the attention of members to the circular enclosed with the Annual Report which contains, inter alia, reasons for amending the Articles of Association.

RW

嘉華建材有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

股東週年大會通告

茲訂於二零零四年五月三十一日星期一上午十時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層翡翠廳召開二零零四年度嘉華建材有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零三年十二月三十一日止年度之賬目及董事會與核數師報告書；
2. 宣派截至二零零三年十二月三十一日止年度末期股息；
3. 選舉董事，及釐定董事袍金；
4. 重聘核數師，並授權董事會釐定其酬金；
5. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

5.1 「動議：

（甲） 在下文（乙）段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

（乙） 依據上文（甲）段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

（丙） 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

5.2 「動議：

（甲） 在下文（丙）段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

（乙） 上文（甲）段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

（丙） 本公司董事會依據上文（甲）段批准配發或同意有條件或無條件配發（不論是否依據認股權或其他而配發者）之股本面值總額（但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時被本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似安排；或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外），不得超過：

（甲甲） 本公司於通過本議案之日已發行股本面值總額百分之二十；另加

（乙乙） （倘董事會獲本公司股東根據一項獨立之普通決議案授權）本公司於本議案獲通過後所購回之本公司股本面值總額（以通過本議案之日本公司已發行股本面值總額百分之十為限），

而本公司董事會上文所獲賦予之批准亦須受此限制；及

（丁） 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議（唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排）。」

5.3 「動議授權本公司董事會，就載有本議案之大會通告內第5.2項議案（丙）段（乙乙）分段所述之本公司股本，行使該議案（甲）段所述之權力。」

6. 作為特別事項考慮下列議案，如認為適當，即通過為特別決議案：

「動議對本公司之章程細則作出修訂如下：

（甲） 於細則第2條緊接「香港」之釋義前，加入下列釋義：

「與任何董事有關之「聯繫人」，應指香港聯合交易所有限公司證券上市規則第1.01條（及對該條文不時作出而當時有效之任何修訂）賦予該詞之涵義；

「結算所」應指具有香港法例第571章證券及期貨條例附表一第1部份（及對該條例不時作出而當時有效之任何修訂）所賦予之涵義之認可結算所；

「上市規則」應指香港聯合交易所有限公司證券上市規則（及對該規則不時作出而當時有效之任何修訂）；」；

（乙） 刪除細則第16條第三及第四行「香港聯合交易所有限公司證券上市規則，於配發或呈交過戶文件後」等字，並以「上市規則，於配發或於呈交過戶文件十個營業日後」等字取代；

（丙） 刪除細則第16條第九及第十行「香港聯合交易所有限公司證券上市規則」等字，並以「上市規則」等字取代；

（丁） 在緊接細則第16條後加入以下新訂之細則第16A條：

「16A. 就細則第16條而言，「營業日」應指香港聯合交易所有限公司之證券買賣服務照常營業之任何日期；而「過戶」應指已妥善繳付印花稅並於其他方面有效之過戶，而不包括本公司基於任何理由有權拒絕登記及並無登記之過戶。」；

（戊） 刪除細則第20條第三及第四行以及細則第40條(i)段第二及第三行「香港聯合交易所有限公司證券上市規則」等字，並以「上市規則」等字取代；

（己） 刪除細則第92A條第一、第二及第三行「認可」二字及「按證券及期貨（結算所）條例（香港法例第420章）之定義」等字，以及細則第92A條第八行「認可」二字；

（庚） 刪除細則第93(B)條第三及第四行「一九八八年證券（披露權益）條例第18條」等字並以「香港法例第571章證券及期貨條例第329條（及對該條例不時作出而當時有效之任何修訂）」等字取代；

（辛） 刪除細則第93(D)條第五行「18」之數字並以「329」之數字取代；

（壬） 刪除細則第93(E)條第一及第二行「一九八八年證券（披露權益）條例第24條」等字並以「香港法例第571章證券及期貨條例第334條（及對該條例不時作出而當時有效之任何修訂）」等字取代；

（癸） 緊接細則第93(E)條後加入以下新訂之細則第93A條：

「倘任何股東根據上市規則需就任何特定決議案放棄投票，或受到限制，僅能投票贊成或反對任何特定決議案，則該名股東或其代表之投票如抵觸有關規定或限制，將不會計入票數內。」；

（子） 緊接細則第98(D)條後加入以下新訂之細則第98(E)條：

「替任董事應視為委任其作替任董事之董事之代理，而董事倘委任一名人士（包括另一名董事）為其替任董事，則需為替任董事之任何侵權行為承擔任何責任。」；

（丑） 將以下之細則第105(B)(ii)條取代現有之細則第105(B)(ii)條：

「(ii) 除了經香港聯合交易所有限公司可能批准該等章程細則指定之例外情況外，董事不得對任何彼或其任何聯繫人擁有重大利益之任何合約、安排或其他建議而提呈之董事會決議案作出投票（亦不得就此計入會議之法定人數內），倘該董事違行投票，其投票不予計算在內，惟此項限制不適用於有關或涉及以下事項之合約、安排或任何其他建議：

(a) 向下列人士提供任何抵押或賠償保證：

(I) 就董事或其聯繫人應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益借出款項或招致或作出承擔，而向董事或彼等任何一人提供抵押或賠償保證；或

(II) 就本公司或其任何附屬公司之債項或承擔，而董事或其聯繫人本身已根據一項擔保或彌償保證或藉提供抵押就該等債項單獨或共同承擔責任，而向第三方提供抵押或賠償保證；及／或

(b) 有關提呈發售或由本公司或任何其他本公司可能創立或擁有權益之公司提呈發售本公司或本公司可能創立或擁有權益之公司之股份或債券或其他證券以供認購或購買，而董事或其聯繫人因參與發售之包銷或分包銷而於其中擁有或將擁有權益；及／或

(c) 任何與董事或其聯繫人僅以職員、僱員或股東身分而直接或間接擁有任何其他公司之權益或該董事或其聯繫人實益擁有該公司之股份或證券，惟該董事及其任何聯繫人並無合共實益擁有該公司（或透過該董事或其聯繫人取得該項權益之任何第三者公司）已發行股份或任何類別證券或該等已發行股份或證券附帶之投票權之5%或以上；及／或

(d) 有關本公司或其任何附屬公司或其聯營公司僱員之福利，包括：

(I) 採納、修訂或執行任何僱員股份計劃或任何股份獎勵計劃或認股權計劃（董事或其聯繫人可從中取得利益）；或

(II) 採納、修訂或執行任何涉及本公司或其任何附屬公司或其聯營公司之董事、其聯繫人及僱員之養老基金或退休、身故或傷殘福利計劃，而該等計劃並無給予任何董事或其聯繫人任何與該等計劃或基金有關之類別人士一般未獲賦予之特權或利益；及／或

(e) 董事或其聯繫人僅因彼／彼等於本公司之股份或債券或其他證券之權益而擁有與其他本公司之股份或債券或其他證券持有人相同之權益之合約或安排。」；

（寅） 於細則第105(B)(iii)條第二行「（除大會主席外）」等字之後，加入「或其聯繫人」等字，於細則第105(B)(iii)條第七行「董事」等字之後，加入「或其聯繫人」等字，於細則第105(B)(iii)條第十三行「主席」等字之後，加入「或其聯繫人」等字；

（卯） 於細則第110條第五及第六行，刪除「提交所述通知之最後日期不得超過該股東大會日期前七日」等字，並以「呈交該等通知之期間為發出指定進行該選舉之股東大會通告後翌日起至該股東大會日期前七日，惟該段期間不得短於七日。」等字取代；

（辰） 於細則第112條第一行刪除「特別」二字並以「普通」二字取代；及

（巳） 刪除細則第183(A)條第三行「第165條附文(c)段」等字並以「第165條」等字取代。」

承董事會命
公司秘書
溫鉅雨

香港，二零零四年四月二十八日

附註：

一、 本公司將於二零零四年五月二十四日至二零零四年五月三十一日止，首尾兩天包括在內，暫停辦理股份過戶登記手續。

二、 凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

三、 股東週年大會之代表委任表格已隨年報郵寄予股東。代表委任表格須於大會召開前最少四十八小時送達本公司之註冊辦事處。

四、 關於上述議案第3項，鄧呂慧瑜女士及葉慶忠先生將於股東週年大會輪席告退。鄧呂慧瑜女士表示如再度獲選，願繼續留任。葉慶忠先生表示將不再留任。由董事會委任的新任董事羅志聰先生、徐應強先生及顧志宏先生之任期於股東週年大會屆滿，但表示如再度獲選，願繼續留任。上述董事之詳細資料已載於隨年報附上之本公司通函。

五、 關於上述議案第5.1項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨年報附上。

六、 關於上述議案第5.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內新增股份。

七、 關於上述議案第6項，董事會懇請股東細閱隨年報附上之本公司之通函，該通函載有（其中包括）修訂章程細則之理由。



嘉華建材有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

截至二零零三年十二月三十一日止年度之 業績公佈

業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零三年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零三年十二月三十一日止年度之營業額為港幣1,130,894,000元，較去年增加港幣119,895,000元。

本集團截至二零零三年十二月三十一日止年度之已審核股東應佔溢利為港幣40,205,000元，較去年減少港幣22,123,000元。

末期股息

董事會議決於二零零四年五月三十一日召開之股東週年大會上，建議向於二零零四年五月三十一日名列本公司股東名冊內之股東派發截至二零零三年十二月三十一日止年度以股代息之末期股息，每股港幣1仙，共需港幣12,690,000元，惟股東可選擇收取現金以代替股份股息。(二零零二年：建議派發以股代息之末期股息，每股港幣1仙，共需港幣12,432,000元，股東可選擇收取現金以代替股份股息。)

派發股份股息，須待於即將召開之股東週年大會上獲普通決議案通過及香港聯合交易所有限公司批准將予發行作為股息之股份上市及掛牌買賣，方可作實。預期有關該等股份之股票及股息單將於二零零四年七月九日郵寄予股東。一份載有建議以股代息詳情通函將寄予本公司之股東。

綜合損益表
截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 港幣千元
營業額	1	1,130,894	1,010,999
銷售成本		(1,085,600)	(909,523)
毛利		45,294	101,476
其他收益	1	21,527	29,783
其他營運收入		44,132	8,342
行政費用		(48,538)	(52,821)
其他營運費用		(23,003)	(18,212)
經營溢利	2	39,412	68,568
財務費用	3	(5,508)	(7,193)
應佔溢利減虧損			
共同控制實體		6,874	4,439
聯營公司		998	3,944
除稅前溢利		41,776	69,758
稅項抵免／(支出)	4	341	(4,414)
除稅後溢利		42,117	65,344
少數股東權益		(1,912)	(3,016)
股東應佔溢利		40,205	62,328
股息		(25,168)	(24,829)
		港仙	港仙
每股盈利	5	3.2	5.1
每股股息			
中期	6	1	1
末期(擬派)	6	1	1

附註：

1. **營業額和業績**

本集團主要從事生產、銷售和分銷建築材料，並沒有其他重大可分部業務。

	二零零三年 港幣千元	二零零二年 港幣千元
營業額		
建築材料銷售	1,130,894	1,010,999
其他收益		
租金收入	12,292	12,036
利息收入		
非上市證券投資	—	9,538
借款予同系附屬公司	5,169	520
銀行存款	2,545	4,583
遞延應收賬款	1,521	1,918
向同系附屬公司收取前期費用	—	1,188
	21,527	29,783
總收益	1,152,421	1,040,782

營業額及經營溢利按地區分析如下：

	二零零三年 港幣千元	二零零二年 港幣千元
營業額		
香港	537,482	553,060
中國內地	593,412	457,939
	1,130,894	1,010,999
經營溢利		
香港	13,831	50,495
中國內地	25,581	18,073
	39,412	68,568

2. **經營溢利**

	二零零三年 港幣千元	二零零二年 港幣千元
經營溢利已計入：		

6. **股息**

	二零零三年 港幣千元	二零零二年 港幣千元
中期股息附現金選擇權，每股港幣1仙 (二零零二年：每股港幣1仙)	12,478	12,397
建議末期股息附現金選擇權，每股港幣1仙 (二零零二年：每股港幣1仙)	12,690	12,432
	25,168	24,829

董事會建議末期股息以股代息附現金選擇權，每股港幣1仙(二零零二年：1仙)。此項擬股息將於截至二零零四年十二月三十一日止年度列作盈餘儲備分派。

管理層之討論及分析

業務回顧及展望

概覽

截至二零零三年十二月三十一日止年度，集團之營業額及除稅前溢利分別為港幣1,131,000,000元及港幣42,000,000元，去年則分別為港幣1,011,000,000元及港幣70,000,000元。集團之營業額較往年有輕微增長，但因香港市場環境惡劣，導致除稅前溢利較去年下跌百分之四十。

雖然在中國內地的一些新項目相繼投產為集團提供貢獻，唯集團之整體盈利仍比去年遜色。

香港業務

二零零三年，香港因爆發「沙士」及受伊拉克戰事影響，經濟更趨疲弱。但在中央政府對香港採取一些積極紓困措施下，本地經濟在二零零三年第四季度已開始漸露曙光。

縱使在如此困難的營商環境下，本集團在香港之業務仍能達致較同業理想之表現。除了維持成本效益外，集團亦不斷地探索新的商機以提高盈利貢獻。基於集團在業界往績斐然，加上優良的產品質素及客戶服務，集團成功把預拌混凝土業務擴展至惠東大亞灣，並獲取在惠州中海殼牌石化項目之預拌混凝土供應合同。集團亦在深圳興建了管樁工廠並已在近期投產，供應混凝土管樁予附近市場。

本集團本著環保理念，一直努力不懈在環保產品方面拓展商機。於二零零三年七月，本集團與香港理工大學簽訂合約，利用再造建材廢料生產由香港理工大學研製的環保路面磚並已開始生產及供應市場。

本集團佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。根據與香港特別行政區政府簽訂之合約，該附屬公司已準時完成第三階段之工程。

本集團將繼續緊握來自珠江三角洲地區之發展所帶來的商機。

中國內地業務

集團在內地拓展業務之策略已成功為集團未來持續發展奠下穩固的基礎。按計劃於年內投產之新項目已為集團帶來貢獻。除了與馬鞍山鋼鐵成立合營企業生產礦渣微粉外，集團亦與首鋼集團、廣東韶關鋼鐵集團及昆明鋼鐵集團簽訂協議，分別在北京、韶關及昆明成立合營企業生產礦渣微粉。待這些合營企業陸續投產後，本集團將成為內地主要礦渣微粉供應商之一。集團深信這些項目將為集團帶來良好的貢獻。

集團在上海業務之銷售量較往年持續增長。集團全資擁有的湖州石礦場已於年內開始供應石料至上海市場。集團於上海之預拌混凝土業務之競爭力亦因而提升，有助加強集團在當地業界之領導地位。

為了把握在南京及馬鞍山持續增長之預拌混凝土市場，集團已於年內在該等地區興建預拌混凝土廠供應當地市場，並為集團帶來理想的盈利貢獻。另外集團在上海之管樁廠已於二零零三年初投產並錄得理想之表現及為集團帶來貢獻。

在北京之石礦業務方面，集團佔55%權益之北京首嘉石業有限公司於年內之銷售量及利潤均比去年有所增長。北京二零零八年奧運會工程、龐大的房地產發展計劃及相應的基建設施工程令當地對優質預拌混凝土之需求非常殷切。為抓緊此難得之機遇，本集團成立北京高強混凝土有限公司，在北京建立預拌混凝土廠提供預拌混凝土予北京市場，表現令人滿意。集團將繼續在當地拓展適合的投資商機以擴闊收入基礎。

在廣州，市場之競爭仍然相當劇烈，但集團在廣州之水泥業務本年卻有不俗之增長。集團佔50%權益之廣州市嘉華南方水泥有限公司於二零零三年度錄得令人滿意之業績。在銷售及盈利方面均比去年有所增加。本集團正積極考慮擴充水泥之生產設施以期增加該合資企業之盈利能力。

科技投資

集團正從現有的策略投資範疇內繼續維持一個與去年相若之平衡投資組合。於二零零三年十二月三十一日在科技之總投資約為港幣116,000,000元，與去年相若。

財務檢討

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零三年十二月三十一日，股東權益由二零零二年十二月三十一日之港幣1,393,000,000元增加百分之一點五至港幣1,414,000,000元，集團總資產則達港幣1,778,000,000元，與二零零二年十二月三十一日之港幣1,556,000,000元比較，增加百分之十四點三。

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零三年十二月三十一日及二零零二年十二月三十一日，本集團沒有實質負債。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團之現金及銀行結餘由二零零二年十二月三十一日之港幣283,000,000元增加至二零零三年十二月三十一日之港幣306,000,000元。本集團現金充裕及擁有充足的銀行備用信貸，足夠本集團應付承約，營運資金之需求及未來將購入的資產。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣231,966,000元(二零零二年：港幣237,305,000元)的房地產已抵押作為銀行信貸的擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣291,516,000元(二零零二年：港幣299,370,000元)向銀行作出擔保。於二零零三年十二月三十一日已動用之信貸額為港幣108,490,000元(二零零二年：港幣154,805,000元)。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數約1,960人(不包括聯營公司及共同控制實體)，僱員開支合共港幣151,000,000元(不包括董事酬金)。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。

	附註		
少數股東權益		(1,912)	(3,016)
股東應佔溢利		40,205	62,328
股息		(25,168)	(24,829)
		港仙	港仙
每股盈利	5	3.2	5.1
每股股息			
中期	6	1	1
末期（擬派）	6	1	1

附註：

1. 營業額和業績

本集團主要從事生產、銷售和分銷建築材料，並沒有其他重大可分部業務。

	二零零三年 港幣千元	二零零二年 港幣千元
營業額		
建築材料銷售	1,130,894	1,010,999
其他收益		
租金收入	12,292	12,036
利息收入		
非上市證券投資	—	9,538
借款予同系附屬公司	5,169	520
銀行存款	2,545	4,583
遞延應收賬款	1,521	1,918
向同系附屬公司收取前期費用	—	1,188
	21,527	29,783
總收益	1,152,421	1,040,782
營業額及經營溢利按地區分析如下：		
營業額		
香港	537,482	553,060
中國內地	593,412	457,939
	1,130,894	1,010,999
經營溢利		
香港	13,831	50,495
中國內地	25,581	18,073
	39,412	68,568

2. 經營溢利

	二零零三年 港幣千元	二零零二年 港幣千元
經營溢利已計入：		
出售上市投資的利潤	2,372	103
未實現上市投資的利潤	2,180	—
出售經營權的利潤	28,260	—
負商譽攤銷	632	631
及扣除：		
折舊	67,022	59,908
攤銷		
石礦場之發展費用	1,284	846
消除表土費用	14,391	14,033
出售貨物成本	952,187	785,384

3. 財務費用

	二零零三年 港幣千元	二零零二年 港幣千元
利息支出		
銀行貸款及透支	5,508	7,191
需為五年內全數償還之融資租賃承擔	—	2
	5,508	7,193

4. 稅項抵免／(支出)

	二零零三年 港幣千元	二零零二年 港幣千元
本公司及附屬公司		
香港利得稅	(150)	(1,728)
中國內地所得稅	(1,578)	(4,783)
遞延稅項	3,061	2,693
	1,333	(3,818)
共同控制實體		
中國內地所得稅	(848)	(558)
聯營公司		
香港利得稅	(144)	(38)
	341	(4,414)

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十七點五（二零零二年：百分之十六）稅率提撥。

海外利得稅乃按照溢利產生之國家之現行稅率提撥。

5. 每股盈利

每股盈利乃根據股東應佔溢利港幣40,205,000元（二零零二年：港幣62,328,000元）及年內已發行股份1,247,373,000股（二零零二年：1,228,986,000股）之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零三年十二月三十一日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

集團在上海業務之銷售量較往年持續增長。集團全資擁有的湖州石礦場已於年內開始供應石料至上海市場。集團於上海之預拌混凝土業務之競爭力亦因而提升，有助加強集團在當地業界之領導地位。

為了把握在南京及馬鞍山持續增長之預拌混凝土市場，集團已於年內在該等地區興建預拌混凝土廠供應當地市場，並為集團帶來理想的盈利貢獻。另外集團在上海之管樁廠已於二零零三年初投產並錄得理想之表現及為集團帶來貢獻。

在北京之石礦業務方面，集團佔55%權益之北京首嘉石業有限公司於年內之銷售量及利潤均比去年有所增長。北京二零零八年奧運會工程、龐大的房地產發展計劃及相應的基建設施工程令當地對優質預拌混凝土之需求非常殷切。為抓緊此難得之機遇，本集團成立北京高強混凝土有限公司，在北京建立預拌混凝土廠提供預拌混凝土予北京市場，表現令人滿意。集團將繼續在當地拓展適合的投資商機以擴闊收入基礎。

在廣州，市場之競爭仍然相當劇烈，但集團在廣州之水泥業務本年卻有不俗之增長。集團佔50%權益之廣州市嘉華南方水泥有限公司於二零零三年度錄得令人滿意之業績。在銷售及盈利方面均比去年有所增加。本集團正積極考慮擴充水泥之生產設施以期增加該合資企業之盈利能力。

科技投資

集團正從現有的策略投資範疇內繼續維持一個與去年相若之平衡投資組合。於二零零三年十二月三十一日在科技之總投資約為港幣116,000,000元，與去年相若。

財務檢討

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零三年十二月三十一日，股東權益由二零零二年十二月三十一日之港幣1,393,000,000元增加百分之一點五至港幣1,414,000,000元，集團總資產則達港幣1,778,000,000元，與二零零二年十二月三十一日之港幣1,556,000,000元比較，增加百分之十四點三。

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零三年十二月三十一日及二零零二年十二月三十一日，本集團沒有實質負債。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團之現金及銀行結餘由二零零二年十二月三十一日之港幣283,000,000元增加至二零零三年十二月三十一日之港幣306,000,000元。本集團現金充裕及擁有充足的銀行備用信貸，足夠本集團應付承約，營運資金之需求及未來將購入的資產。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣231,966,000元（二零零二年：港幣237,305,000元）的房地產已抵押作為銀行信貸的擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣291,516,000元（二零零二年：港幣299,370,000元）向銀行作出擔保。於二零零三年十二月三十一日已動用之信貸額為港幣108,490,000元（二零零二年：港幣154,805,000元）。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數約1,960人（不包括聯營公司及共同控制實體），僱員開支合共港幣151,000,000元（不包括董事酬金）。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。本公司亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，集團亦參照內地市場的薪酬福利水平，釐定內地員工的薪酬福利，並著重提供員工培訓及發展的機會。

股本

本公司於截至二零零三年十二月三十一日止年度內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

董事會變動

本公司之非執行董事陳乃強博士，於二零零三年五月九日辭世，本公司仝人深表哀痛。

董事會對羅志聰先生及徐應強先生於二零零四年四月十五日獲委任為本公司之執行董事，及 James Ross Ancell 先生於同日獲委任為本公司之獨立非執行董事，並將他們之寶貴經驗貢獻予本集團表示歡迎。

本公司之獨立非執行董事葉慶忠先生將於即將舉行之股東週年大會任期屆滿告退，並表示不再連任。董事會對其任內予本集團之貢獻表示衷心謝意。

暫停辦理登記手續

本公司將於二零零四年五月二十四日至二零零四年五月三十一日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零四年五月二十一日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

本公司於截至二零零三年十二月三十一日止年度內，已遵守香港聯合交易所有限公司所訂之最佳應用守則。

刊載進一步資料

載列香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第45(1)至45(3)段所規定之全部資料之業績公佈，將於稍後時間在本公司及聯交所網頁上登載。

董事

於本公佈日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生，獨立非執行董事為張惠彬博士、鄭慕智先生、葉慶忠先生及 James Ross Ancell 先生。

承董事會命
公司秘書
潘鉅南

香港，二零零四年四月十五日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：www.kwcml.com



嘉華建材有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

截至二零零三年十二月三十一日止年度之
業績公佈

業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零三年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零三年十二月三十一日止年度之營業額為港幣1,130,894,000元，較去年增加港幣119,895,000元。

本集團截至二零零三年十二月三十一日止年度之已審核股東應佔溢利為港幣40,205,000元，較去年減少港幣22,123,000元。

末期股息

董事會議決於二零零四年五月三十一日召開之股東週年大會上，建議向於二零零四年五月三十一日名列本公司股東名冊內之股東派發截至二零零三年十二月三十一日止年度以股代息之末期股息，每股港幣1仙，共需港幣12,690,000元，惟股東可選擇收取現金以代替股份股息。(二零零二年：建議派發以股代息之末期股息，每股港幣1仙，共需港幣12,432,000元，股東可選擇收取現金以代替股份股息。)

派發股份股息，須待於即將召開之股東週年大會上獲普通決議案通過及香港聯合交易所有限公司批准將予發行作為股息之股份上市及掛牌買賣，方可作實。預期有關該等股份之股票及股息單將於二零零四年七月九日郵寄予股東。一份載有建議以股代息詳情通函將寄予本公司之股東。

綜合損益表
截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 港幣千元
營業額	1	1,130,894	1,010,999
銷售成本		(1,085,600)	(909,523)
毛利		45,294	101,476
其他收益	1	21,527	29,783
其他營運收入		44,132	8,342
行政費用		(48,538)	(52,821)
其他營運費用		(23,003)	(18,212)
經營溢利	2	39,412	68,568
財務費用	3	(5,508)	(7,193)
應佔溢利減虧損			
共同控制實體		6,874	4,439
聯營公司		998	3,944
除稅前溢利		41,776	69,758
稅項抵免／(支出)	4	341	(4,414)
除稅後溢利		42,117	65,344
少數股東權益		(1,912)	(3,016)
股東應佔溢利		40,205	62,328
股息		(25,168)	(24,829)
		港仙	港仙
每股盈利	5	3.2	5.1
每股股息			
中期	6	1	1
末期(擬派)	6	1	1

附註：

1. 營業額和業務

本集團主要從事生產、銷售和分銷建築材料，並沒有其他重大可分部業務。

	二零零三年 港幣千元	二零零二年 港幣千元
營業額		
建築材料銷售	1,130,894	1,010,999
其他收益		
租金收入	12,292	12,036
利息收入		
非上市證券投資	—	9,538
借款予同系附屬公司	5,169	520
銀行存款	2,545	4,583
遞延應收賬款	1,521	1,918
向同系附屬公司收取前期費用	—	1,188
	21,527	29,783
總收益	1,152,421	1,040,782

營業額及經營溢利按地區分析如下：

營業額		
香港	537,482	353,060
中國內地	593,412	457,939
	1,130,894	1,010,999
經營溢利		
香港	13,831	50,495
中國內地	25,581	18,073
	39,412	68,568

2. 經營溢利

	二零零三年 港幣千元	二零零二年 港幣千元

6. 股息

	二零零三年 港幣千元	二零零二年 港幣千元
中期股息附現金選擇權，每股港幣1仙(二零零二年：每股港幣1仙)	12,478	12,397
建議末期股息附現金選擇權，每股港幣1仙(二零零二年：每股港幣1仙)	12,690	12,432
	25,168	24,829

董事會建議末期股息以股代息附現金選擇權，每股港幣1仙(二零零二年：1仙)。此項擬股息將於截至二零零四年十二月三十一日止年度列作保留溢利分派。

管理層之討論及分析

業務回顧及展望

概覽

截至二零零三年十二月三十一日止年度，集團之營業額及除稅前溢利分別為港幣1,131,000,000元及港幣42,000,000元，去年則分別為港幣1,011,000,000元及港幣70,000,000元。集團之營業額較往年有輕微增長。但因香港市場環境惡劣，導致除稅前溢利較去年下跌百分之四十。

雖然在中國內地的一些新項目相繼投產為集團提供貢獻，唯集團之整體盈利仍比去年遜色。

香港業務

二零零三年，香港因爆發「沙士」及受伊拉克戰事影響，經濟更趨疲弱。但在中央政府對香港採取一些積極紓困措施下，本地經濟在二零零三年第四季度已開始漸露曙光。

縱使在如此困難的營商環境下，本集團在香港之業務仍能達致較同業理想之表現。除了維持成本效益外，集團亦不斷地探索新的商機以提高盈利貢獻。基於集團在業界往績彪炳，加上優良的產品質素及客戶服務，集團成功把預拌混凝土業務擴展至惠東大亞灣。並獲取在惠州中海殼牌石化項目之預拌混凝土供應合同。集團亦在深圳興建了管樁工廠並已在近期投產，供應混凝土管樁予附近市場。

本集團本著環保理念，一直努力不懈在環保產品方面拓展商機。於二零零三年七月，本集團與香港理工大學簽訂合約，利用再造建材廢料生產由香港理工大學研製的環保路面磚並已開始生產及供應市場。

本集團佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。根據與香港特別行政區政府簽訂之合約，該附屬公司已準時完成第三階段之工程。

本集團將繼續緊握來自珠江三角洲地區之發展所帶來的商機。

中國內地業務

集團在內地拓展業務之策略已成功為集團未來持續發展奠下穩固的基礎。按計劃於年內投產之新項目已為集團帶來貢獻。除了與馬鞍山鋼鐵成立合營企業生產礦渣微粉外，集團亦與首鋼集團、廣東韶關鋼鐵集團及昆明鋼鐵集團簽訂協議，分別在北京、韶關及昆明成立合營企業生產礦渣微粉。待這些合營企業陸續投產後，本集團將成為內地主要礦渣微粉供應商之一。集團深信這些項目將為集團帶來良好的貢獻。

集團在上海業務之銷售量較往年持續增長。集團全資擁有的湖州石礦場已於年內開始供應石料至上海市場。集團於上海之預拌混凝土業務之競爭力亦因而提升，有助加強集團在當地業界之領導地位。

為了把握在南京及馬鞍山持續增長之預拌混凝土市場，集團已於年內在該等地區興建預拌混凝土廠供應當地市場，並為集團帶來理想的盈利貢獻。另外集團在上海之管樁廠已於二零零三年初投產並錄得理想之表現及為集團帶來貢獻。

在北京之石礦業務方面，集團佔55%權益之北京首嘉石業有限公司於年內之銷售量及利潤均比去年有所增長。北京二零零八年奧運會工程、龐大的房地產發展計劃及相應的基建設施工程令當地對優質預拌混凝土之需求非常殷切。為抓緊此難得之機遇，本集團成立北京高強混凝土有限公司，在北京建立預拌混凝土廠提供預拌混凝土予北京市場，表現令人滿意。集團將繼續在當地拓展適合的投資商機以擴闊收入基礎。

在廣州，市場之競爭仍然相當劇烈，但集團在廣州之水泥業務本年卻有不俗之增長。集團佔50%權益之廣州市嘉華南方水泥有限公司於二零零三年度錄得令人滿意之業績。在銷售及盈利方面均比去年有所增加。本集團正積極考慮擴充水泥之生產設施以期增加該合資企業之盈利能力。

科技投資

集團正從現有的策略投資範疇內繼續維持一個與去年相若之平衡投資組合。於二零零三年十二月三十一日在科技之總投資約為港幣116,000,000元，與去年相若。

財務檢討

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零三年十二月三十一日，股東權益由二零零二年十二月三十一日之港幣1,393,000,000元增加百分之一點五至港幣1,414,000,000元，集團總資產則達港幣1,778,000,000元，與二零零二年十二月三十一日之港幣1,556,000,000元比較，增加百分之十四點三。

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零三年十二月三十一日及二零零二年十二月三十一日，本集團沒有實質負債。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團之現金及銀行結餘由二零零二年十二月三十一日之港幣283,000,000元增加至二零零三年十二月三十一日之港幣306,000,000元。本集團現金充裕及擁有充足的銀行備用信貸，足夠本集團應付承約，營運資金之需求及未來將購入的資產。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣231,966,000元(二零零二年：港幣237,305,000元)的房地產已抵押作為銀行信貸的擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣291,516,000元(二零零二年：港幣299,370,000元)向銀行作出擔保。於二零零三年十二月三十一日已動用之信貸額為港幣108,490,000元(二零零二年：港幣154,805,000元)。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數約1,960人(不包括聯營公司及共同控制實體)，僱員開支合共港幣151,000,000元(不包括董事酬金)。

	附註		
少數股東權益		(1,912)	(3,010)
股東應佔溢利		40,205	62,328
股息		(25,168)	(24,829)
		港仙	港仙
每股盈利	5	3.2	5.1
每股股息			
中期	6	1	1
末期（擬派）	6	1	1

附註：

1. 營業額和業績

本集團主要從事生產、銷售和分銷建築材料，並沒有其他重大可分部業務。

	二零零三年 港幣千元	二零零二年 港幣千元
營業額		
建築材料銷售	1,130,894	1,010,999
其他收益		
租金收入	12,292	12,036
利息收入		
非上市證券投資	—	9,538
借款予同系附屬公司	5,169	520
銀行存款	2,545	4,583
遞延應收賬款	1,521	1,918
向同系附屬公司收取前期費用	—	1,188
	21,527	29,783
總收益	1,152,421	1,040,782
營業額及經營溢利按地區分析如下：		
營業額		
香港	537,482	553,060
中國內地	593,412	457,939
	1,130,894	1,010,999
經營溢利		
香港	13,831	50,495
中國內地	25,581	18,073
	39,412	68,568

2. 經營溢利

	二零零三年 港幣千元	二零零二年 港幣千元
經營溢利已計入：		
出售上市投資的利潤	2,372	103
未實現上市投資的利潤	2,180	—
出售經營權的利潤	28,260	—
負商譽攤銷	632	631
及扣除：		
折舊	67,022	59,908
攤銷		
石礦場之發展費用	1,284	846
清除表土費用	14,391	14,033
出售貨物成本	952,187	785,384

3. 財務費用

	二零零三年 港幣千元	二零零二年 港幣千元
利息支出		
銀行貸款及透支	5,508	7,191
需為五年內全數償還之融資租賃承擔	—	2
	5,508	7,193

4. 稅項抵免／（支出）

	二零零三年 港幣千元	二零零二年 港幣千元
本公司及附屬公司		
香港利得稅	(150)	(1,728)
中國內地所得稅	(1,578)	(4,783)
遞延稅項	3,061	2,693
	1,333	(3,818)
共同控制實體		
中國內地所得稅	(848)	(558)
聯營公司		
香港利得稅	(144)	(38)
	341	(4,414)

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十七點五（二零零二年：百分之十六）稅率提撥。

海外利得稅乃按照溢利產生之國家之現行稅率提撥。

5. 每股盈利

每股盈利乃根據股東應佔溢利港幣40,205,000元（二零零二年：港幣62,328,000元）及年內已發行股份1,247,373,000股（二零零二年：1,228,986,000股）之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零三年十二月三十一日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

領導地位。

為了把握在南京及馬鞍山持續增長之預拌混凝土市場，集團已於年內在該等地區興建預拌混凝土廠供應當地市場，並為集團帶來理想的盈利貢獻。另外集團在上海之管樁廠已於二零零三年初投產並錄得理想之表現及為集團帶來貢獻。

在北京之石礦業務方面，集團佔55%權益之北京首嘉石業有限公司於年內之銷售量及利潤均比去年有所增長。北京二零零八年奧運會工程、龐大的房地產發展計劃及相應的基建設施工程令當地對優質預拌混凝土之需求非常殷切。為抓緊此難得之機遇，本集團成立北京高強混凝土有限公司，在北京建立預拌混凝土廠提供預拌混凝土予北京市場，表現令人滿意。集團將繼續在當地拓展適合的投資商機以擴闊收入基礎。

在廣州，市場之競爭仍然相當劇烈，但集團在廣州之水泥業務本年卻有不俗之增長。集團佔50%權益之廣州市嘉華南方水泥有限公司於二零零三年度錄得令人滿意之業績。在銷售及盈利方面均比去年有所增加，本集團正積極考慮擴充水泥之生產設施以期增加該合資企業之盈利能力。

科技投資

集團正從現有的策略投資範疇內繼續維持一個與去年相若之平衡投資組合。於二零零三年十二月三十一日在科技之總投資約為港幣116,000,000元，與去年相若。

財務檢討

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零三年十二月三十一日，股東權益由二零零二年十二月三十一日之港幣1,393,000,000元增加百分之一點五至港幣1,414,000,000元，集團總資產則達港幣1,778,000,000元，與二零零二年十二月三十一日之港幣1,556,000,000元比較，增加百分之十四點三。

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零三年十二月三十一日及二零零二年十二月三十一日，本集團沒有實質負債。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團之現金及銀行結餘由二零零二年十二月三十一日之港幣283,000,000元增加至二零零三年十二月三十一日之港幣306,000,000元，本集團現金充裕及擁有充足的銀行備用信貸，足夠本集團應付承約，營運資金之需求及未來將購入的資產。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣231,966,000元（二零零二年：港幣237,305,000元）的房地產已抵押作為銀行信貸的擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣291,516,000元（二零零二年：港幣299,370,000元）向銀行作出擔保。於二零零三年十二月三十一日已動用之信貸額為港幣108,490,000元（二零零二年：港幣154,805,000元）。

僱員及薪酬政策

本集團在香港及中國內地僱員總人數約1,960人（不包括聯營公司及共同控制實體），僱員開支合共港幣151,000,000元（不包括董事酬金）。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。本公司亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，集團亦參照內地市場的薪酬福利水平，釐定內地員工的薪酬福利，並著重提供員工培訓及發展的機會。

股本

本公司於截至二零零三年十二月三十一日止年度內，並無購回任何本公司之股份。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

董事會變動

本公司之非執行董事陳乃強博士，於二零零三年五月九日辭世，本公司仝人深表哀痛。

董事會對羅志聰先生及徐應強先生於二零零四年四月十五日獲委任為本公司之執行董事，及James Ross Ancell 先生於同日獲委任為本公司之獨立非執行董事，並將他們之寶貴經驗貢獻予本集團表示歡迎。

本公司之獨立非執行董事葉慶忠先生將於即將舉行之股東週年大會任期屆滿告退，並表示不再連任。董事會對其任內予本集團之貢獻表示衷心謝意。

暫停辦理登記手續

本公司將於二零零四年五月二十四日至二零零四年五月三十一日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零四年五月二十一日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

本公司於截至二零零三年十二月三十一日止年度內，已遵守香港聯合交易所有限公司所訂之最佳應用守則。

刊載進一步資料

載列香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第45(1)至45(3)段所規定之全部資料之業績公佈，將於稍後時間在本公司及聯交所網頁上登載。

董事

於本公佈日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生，獨立非執行董事為張惠彬博士、鄭慕智先生、葉慶忠先生及 James Ross Ancell 先生。

承董事會命
公司秘書
溫鉅雨

香港，二零零四年四月十五日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：www.kwcml.com



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

At a board meeting of K. Wah Construction Materials Limited ("Company") held on 15th April, 2004, the board ("Board") of directors ("Directors") of the Company approved, amongst other things, to submit a proposal for certain changes to the existing articles of association of the Company ("Articles") to the shareholders of the Company ("Shareholders") for approval by way of special resolution at the forthcoming annual general meeting of the Company.

The proposed major amendments to the Articles include, amongst other things, consequential amendments in view of the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") which came into effect on 31st March, 2004 and the recent amendments to the Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Companies Ordinance").

Details regarding the proposed amendments to the Articles to be considered by the Shareholders at the forthcoming annual general meeting of the Company will be set out in the notice of the annual general meeting of the Company.

The Board announces that at a meeting of the Board held on 15th April, 2004, the Board had approved, amongst other things, to submit a proposal for certain changes to the Articles to the Shareholders for approval by way of special resolution at the forthcoming annual general meeting of the Company to be held on or about 31st May, 2004.

The major amendments to the existing Articles include, amongst other things, consequential amendments in view of the amendments to the Listing Rules which came into effect on 31st March, 2004 and the recent amendments to the Companies Ordinance. The proposed amendments mainly involve the following:

1. **CHANGES INTRODUCED IN LINE WITH CERTAIN AMENDMENTS TO THE LISTING RULES**

   (i) new definition of "associate" under the Listing Rules is introduced;

   (ii) where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted;

   (iii) Directors shall abstain from voting on any board resolution approving any matter in which they or any of their associates have a material interest and are not to be counted towards the quorum of the relevant board meeting except otherwise provided in the Articles and the Listing Rules; and

   (iv) the period for lodgment by shareholders of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven days prior to the date of such general meeting.

2. **CHANGES INTRODUCED TO REFLECT AMENDMENTS TO THE COMPANIES ORDINANCE**

   (i) a member of the Company shall be entitled without payment to receive within 10 business days after lodgment of a transfer one certificate for all his shares;

   (ii) an alternate Director shall be deemed to be the agent of the Director who appoints him and Director who has appointed a person (including another Director) to be his alternate Director shall be vicariously liable for any tort committed by the alternate Director; and

   (iii) the Company may by ordinary resolution remove any Director before the expiration of his office.

Details regarding the proposed amendments to the Articles to be considered by the Shareholders at the forthcoming annual general meeting of the Company will be set out in the notice of the annual general meeting and a circular of the Company to be published and despatched to the Shareholders together with the annual report 2003 of the Company on or about 28th April, 2004.

By Order of the Board
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 15th April, 2004

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi, Mr. Yip Hing Chung and Mr. James Ross Ancell



嘉華建材有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

建議修改章程細則

在嘉華建材有限公司（「本公司」）於二零零四年四月十五日舉行之董事會會議上，本公司董事會（「董事會」）通過（其中包括）提呈修改若干本公司現有章程細則（「章程細則」）之建議，以讓本公司股東（「股東」）在本公司即將舉行之股東週年大會上以特別決議案方式批准。

建議對章程細則作出之主要修訂包括（其中涉及）因香港聯合交易所有限公司證券上市規則（「上市規則」）於二零零四年三月三十一日生效之修訂及香港法例第32章公司條例（「公司條例」）最近之修訂所作出之修改。

股東將於本公司即將舉行之股東週年大會上所考慮有關建議修改章程細則之詳情，將載於本公司股東週年大會通告內。

董事會宣佈，在二零零四年四月十五日舉行之董事會會議上，董事會已通過（其中包括）提呈修改若干章程細則之建議，以讓股東在本公司將於二零零四年五月三十一日或相近日期舉行之股東週年大會上以特別決議案方式批准。

建議對現有章程細則作出之主要修訂，包括（其中涉及）因上市規則於二零零四年三月三十一日生效之修訂及公司條例最近之修訂所作出之修改。建議之修訂主要涉及下列各項：

1. 因應上市規則之若干修訂而作出之修改

(i) 加入上市規則內「聯繫人」之新釋義；

(ii) 倘任何股東根據上市規則需就任何特定決議案放棄投票，或受到任何限制，僅能投票贊成或反對任何特定決議案，則該名股東或其代表人之投票如抵觸有關規定或限制，將不能計算入票數內；

(iii) 董事不得就批准彼等或彼等任何聯繫人擁有重大利益之任何事項之董事會決議案投票，亦不得就此計算入有關董事會會議之法定人數內，惟章程細則及上市規則另有規定之情況除外；及

(iv) 股東發出提名董事通知之期間由不早於有關舉行選舉之股東大會通告寄發翌日開始，及不遲於該股東大會舉行日期前七日結束。

2. 為反映公司條例之修訂而作出之修改

(i) 本公司股東無需付款，有權在交回過戶文件後十個營業日內收取關於其全部股份之股票一張；

(ii) 替任董事應視為委任其作替任董事之董事之代理，而董事倘委任一名人士（包括另一名董事）為其替任人，則需為其替任人之任何侵權行為承擔任何責任；及

(iii) 本公司可藉普通決議案在任何董事任期屆滿前將其罷免。

股東將於本公司即將舉行之股東週年大會上所考慮有關建議修改章程細則之詳情，將載列於股東週年大會通告，本公司將刊發並連同其二零零三年年報一併於二零零四年四月二十八日或相近日期寄發予股東之通函內。

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零四年四月十五日

於本公佈日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生，獨立非執行董事為張惠彬博士、鄭慕智先生、葉慶忠先生及 James Ross Ancell 先生。

嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

建議修改章程細則

在嘉華建材有限公司(「本公司」)於二零零四年四月十五日舉行之董事會會議上，本公司董事會(「董事會」)通過(其中包括)提呈修改若干本公司現有章程細則(「章程細則」)之建議，以讓本公司股東(「股東」)在本公司即將舉行之股東週年大會上以特別決議案方式批准。

建議對章程細則作出之主要修訂包括(其中涉及)因香港聯合交易所有限公司證券上市規則(「上市規則」)於二零零四年三月三十一日生效之修訂及香港法例第32章公司條例(「公司條例」)最近之修訂所作出之修改。

股東將於本公司即將舉行之股東週年大會上所考慮有關建議修改章程細則之詳情，將載於本公司股東週年大會通告內。

董事會宣佈，在二零零四年四月十五日舉行之董事會會議上，董事會已通過(其中包括)提呈修改若干章程細則之建議，以讓股東在本公司將於二零零四年五月三十一日或相近日期舉行之股東週年大會上以特別決議案方式批准。

建議對現有章程細則作出之主要修訂，包括(其中涉及)因上市規則於二零零四年三月三十一日生效之修訂及公司條例最近之修訂所作出之修改。建議之修訂主要涉及下列各項：

1. 因應上市規則之若干修訂而作出之修改

(i) 加入上市規則內「聯繫人」之新釋義；

(ii) 倘任何股東根據上市規則需就任何特定決議案放棄投票，或受到任何限制，僅能投票贊成或反對任何特定決議案，則該名股東或其代表人之投票如抵觸有關規定或限制，將不能計算入票數內；

(iii) 董事不得就批准彼等或彼等任何聯繫人擁有重大利益之任何事項之董事會決議案投票，亦不得就此計算入有關董事會會議之法定人數內，惟章程細則及上市規則另有規定之情況除外；及

(iv) 股東發出提名董事通知之期間由不早於有關舉行選舉之股東大會通告寄發翌日開始，及不遲於該股東大會舉行日期前七日結束。

2. 為反映公司條例之修訂而作出之修改

(i) 本公司股東無需付款，有權在交回過戶文件後十個營業日內收取關於其全部股份之股票一張；

(ii) 替任董事應視為委任其作替任董事之董事之代理，而董事倘委任一名人士(包括另一名董事)為其替任人，則需為其替任人之任何侵權行為承擔任何責任；及

(iii) 本公司可藉普通決議案在任何董事任期屆滿前將其罷免。

股東將於本公司即將舉行之股東週年大會上所考慮有關建議修改章程細則之詳情，將載列於股東週年大會通告，本公司將刊發並連同其二零零三年年報一併於二零零四年四月二十八日或相近日期寄發予股東之通函內。

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零四年四月十五日

於本公佈日期，執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生，獨立非執行董事為張惠彬博士、鄭慕智先生、葉慶忠先生及 James Ross Ancell 先生。



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

APPOINTMENTS OF DIRECTORS

The Board of Directors (the "Board") of K. Wah Construction Materials Limited (the "Company") is pleased to announce the appointments of Mr. Lo Chi Chung William and Mr. Chee Ying Keung Joseph as executive directors of the Company and Mr. James Ross Ancell as an independent non-executive director of the Company, all with effect from 15th April 2004.

Mr. Lo Chi Chung William

Mr. Lo, aged 44, holds the position of Group Finance Director with the Company. Mr. Lo is also appointed an executive director of K. Wah International Holdings Limited with effect from today, which is a listed holding company of the Company.

Mr. Lo holds a Master degree in Business Administration from Warwick University in the UK and a Professional Diploma in Accountancy from Hong Kong Polytechnic. He is a fellow member of Hong Kong Society of Accountants and a fellow member of Chartered Association of Certified Accountants and has over 20 years of broad experience in auditing, accounting, financial management, corporate finance and strategic planning. Prior to joining the Company, he had worked for 10 years with Group Sense (International) Limited ("Group Sense"), a company whose shares are listed on The Stock Exchange of Hong Kong Limited and had been an executive director, chief financial officer and company secretary of Group Sense from 1996 to 2003.

There is no service contract between the Company and Mr. Lo. His emoluments comprise a director's fee to be proposed by the Board and approved by shareholders of the Company at annual general meeting, discretionary share options and discretionary bonus. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Mr. Lo does not have any relationships with any director, senior management or substantial or controlling shareholder of the Company. As at the date hereof, he has interest in 186,000 shares of the Company.

Mr. Chee Ying Keung Joseph

Mr. Chee, aged 46, holds the position of Director — Southern Region Construction Materials with K. Wah Construction Materials (Hong Kong) Limited, a wholly owned subsidiary of the Company and is a director of a number of subsidiaries of the Company.

Mr. Chee holds an International Master degree in Business Administration from University of South Australia and a Bachelor degree in Mechanical Engineering from University of Western Ontario in Canada. He is a fellow member of The Institute of Quarrying in Hong Kong and has over 22 years of broad experience in the construction materials industry including operations and management, technical and quality assurance, environmental protection, commercial and strategic planning. He is currently the Chairman of Hong Kong Contract Quarry Association and a member of the Working Group on Construction Waste of the Provisional Construction Industry Co-ordination Board. He was the past Chairman of The Institute of Quarrying (Hong Kong Branch) from 1998 to 2000.

Mr. Chee's service contract did not provide for a specified length of service period. His emoluments comprise an annual package of HK$1,734,000, a director's fee to be proposed by the Board and approved by shareholders of the Company at annual general meeting, discretionary share options and discretionary bonus. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Mr. Chee does not have any relationships with any director, senior management or substantial or controlling shareholder of the Company. As at the date hereof, he has interests in 700,000 shares and 1,650,000 share options of the Company.

Mr. James Ross Ancell

Mr. Ancell, aged 50, holds a Bachelor degree in Management Studies from University of Waikato in New Zealand. He is a member of the Institute of Chartered Accountants of New Zealand and has over 28 years of broad experience in building materials and construction sectors, waste management and recycling business gained from multinational corporations.

Mr. Ancell has strong management skills and is experienced in turnaround situations, strategic planning, acquisitions and disposals, accounting, finance and business development. He had worked for George Wimpey PLC ("George Wimpey"), a publicly listed group in the UK for 15 years and held various top management positions including that of a Member of the Group Management Board. He was the Managing Director of George Wimpey's Minerals Division from 1991 to 1996 during which he held responsibility for the Hong Kong activities. Presently, he is the Chairman of Churngold Construction Holdings in the UK, a leading specialist groundworks subcontractor carrying out groundworks and road surfacing and has a separate remediation business, cleaning up sites contaminated by previous industrial activity.

Mr. Ancell's service contract provides for a fixed term of 3 years. His emoluments comprise a director's fee and in the event that he is appointed an audit committee member, an audit committee member's fee, both to be proposed by the Board and approved by shareholders of the Company at annual general meeting. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Mr. Ancell does not have any relationships with any director, senior management or substantial or controlling shareholder of the Company nor any interests in shares or share options of the Company.

The Board would like to express its warm welcome to Mr. Lo, Mr. Chee and Mr. Ancell on their appointments.

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Mrs. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung. The independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi, Mr. Yip Hing Chung and Mr. James Ross Ancell.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 15th April 2004



嘉華建材有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

委任董事

嘉華建材有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，羅志聰先生及徐應強先生已獲委任為本公司之執行董事，而 James Ross Ancell 先生獲委任為本公司之獨立非執行董事，所有委任均由二零零四年四月十五日起生效。

羅志聰先生

羅先生現年44歲，出任本公司集團財務董事一職。羅先生亦獲委任為嘉華國際集團有限公司(本公司之上市控股公司)之執行董事，由今日起生效。

羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於核數、會計、財務管理、企業融資及策略規劃方面擁有逾二十年之廣泛經驗。加入本公司前，彼任職於櫃智(國際)有限公司(「櫃智」)逾十年，於一九九六年至二零零三年間任櫃智執行董事、財務總監及公司秘書之職務。櫃智為於香港聯合交易所有限公司上市之公司。

羅先生與本公司並無訂立服務合約。彼之酬金包括由董事會建議並經股東在股東週年大會上批准之董事袍金、以及酌情發放之認股權和花紅。彼之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

羅先生與本公司任何董事、高級管理層或主要或控股股東並無關係。於本公佈日期，彼擁有本公司186,000股股份之權益。

徐應強先生

徐先生現年46歲，出任本公司全資附屬公司嘉華建材(香港)有限公司華南區建材董事一職，亦為本公司多間附屬公司之董事。

徐先生持有澳洲國立南澳大學頒發之國際工商管理碩士學位及加拿大西安大略大學頒發之機械工程學士學位。彼為英國礦業學會之資深會員，在建材業擁有逾二十二年經驗，覆蓋營運、管理、技術及質量保證、環境保護、商業及策略計劃多個範疇。彼現時為香港合約石礦商會之主席及臨時建造業統籌委員會建築廢物工作小組之成員。彼於一九九八年至二零零零年期間曾出任英國礦業學會(香港分會)之主席。

徐先生之服務合約並無固定服務年期。彼之酬金包括年薪組合港幣1,734,000元、由董事會建議並經股東在股東週年大會上批准之董事袍金、以及酌情發放之認股權和花紅。徐先生之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

徐先生與本公司任何董事、高級管理層或主要或控股股東並無關係。於本公佈日期，彼持有本公司700,000股股份及1,650,000份認股權。

James Ross Ancell 先生

Ancell 先生現年50歲，持有紐西蘭 University of Waikato 頒發之管理學學士學位。彼為紐西蘭特許會計師公會之會員。彼曾於多間跨國企業工作，於建材、建築業、廢料管理及回收業務積逾二十八年之廣泛經驗。

Ancell 先生擁有高度之管理技能，對企業拯救、策略計劃、收購出售、會計、財務及業務發展有豐富經驗。彼曾於英國公眾上市集團 George Wimpey PLC(「George Wimpey」)任職15年，並曾出任包括集團管理委員會成員等多個高層管理職務。彼於一九九一年至一九九六年期間出任 George Wimpey 礦物部之董事總經理，負責管理香港業務。彼現時為英國 Churngold Construction Holdings 之主席，該公司為首屈一指之地底工程承建商，專門從事地底工程及地面勘察，此外亦從事清理受先前工業活動污染地方之修復業務。

Ancell 先生定有為期三年之服務合約。彼之酬金包括董事袍金及(倘彼獲委任為審核委員會成員)審核委員會成員袍金，兩者均由董事會建議並經股東在股東週年大會上批准。彼之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

Ancell 先生與本公司任何董事、高級管理層或主要或控股股東並無關係，亦無擁有本公司任何股份或認股權之權益。

董事會對羅先生、徐先生及 Ancell 先生之委任謹致以熱烈歡迎。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；獨立非執行董事為張惠彬博士、鄭慕智先生、葉慶忠先生及 James Ross Ancell 先生。

承董事會命
公司秘書
湯鉅南

香港，二零零四年四月十五日



嘉華建材有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

委任董事

嘉華建材有限公司(「本公司」)之董事會(「董事會」)欣然宣佈，羅志聰先生及徐應強先生已獲委任為本公司之執行董事，而 James Ross Ancell 先生獲委任為本公司之獨立非執行董事，所有委任均由二零零四年四月十五日起生效。

羅志聰先生

羅先生現年44歲，出任本公司集團財務董事一職。羅先生亦獲委任為嘉華國際集團有限公司(本公司之上市控股公司)之執行董事，由今日起生效。

羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於核數、會計、財務管理、企業融資及策略規劃方面擁有逾二十年之廣泛經驗。加入本公司前，彼任職於權智(國際)有限公司(「權智」)逾十年，於一九九六年至二零零三年間任權智執行董事、財務總監及公司秘書之職務。權智為於香港聯合交易所有限公司上市之公司。

羅先生與本公司並無訂立服務合約。彼之酬金包括由董事會建議並經股東在股東週年大會上批准之董事袍金、以及酌情發放之認股權和花紅。彼之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

羅先生與本公司任何董事、高級管理層或主要或控股股東並無關係。於本公佈日期，彼擁有本公司186,000股股份之權益。

徐應強先生

徐先生現年46歲，出任本公司全資附屬公司嘉華建材(香港)有限公司華南區建材董事一職，亦為本公司多間附屬公司之董事。

徐先生持有澳洲國立南澳大學頒發之國際工商管理碩士學位及加拿大西安大略大學頒發之機械工程學士學位。彼為英國礦業學會之資深會員，在建材業擁有逾二十二年經驗，覆蓋營運、管理、技術及質量保證、環境保護、商業及策略計劃多個範疇。彼現時為香港合約石礦商會之主席及臨時建造業統籌委員會建築廢物工作小組之成員。彼於一九九八年至二零零零年期間曾出任英國礦業學會(香港分會)之主席。

徐先生之服務合約並無固定服務年期。彼之酬金包括年薪組合港幣1,734,000元、由董事會建議並經股東在股東週年大會上批准之董事袍金、以及酌情發放之認股權和花紅。徐先生之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

徐先生與本公司任何董事、高級管理層或主要或控股股東並無關係。於本公佈日期，彼持有本公司700,000股股份及1,650,000份認股權。

James Ross Ancell 先生

Ancell 先生現年50歲，持有紐西蘭 University of Waikato 頒發之管理學學士學位。彼為紐西蘭特許會計師公會之會員。彼曾於多間跨國企業工作，於建材、建築業、廢料管理及回收業務積逾二十八年之廣泛經驗。

Ancell 先生擁有高度之管理技能，對企業拯救、策略計劃、收購出售、會計、財務及業務發展有豐富經驗。彼曾於英國公眾上市集團 George Wimpey PLC(「George Wimpey」)任職15年，並曾出任包括集團管理委員會成員等多個高層管理職務。彼於一九九一年至一九九六年期間出任 George Wimpey 礦物部之董事總經理，負責管理香港業務。彼現時為英國 Churngold Construction Holdings 之主席，該公司為首屈一指之地底工程承建商，專門從事地底工程及地面勘察，此外亦從事清理受先前工業活動污染地方之修復業務。

Ancell 先生定有為期三年之服務合約。彼之酬金包括董事袍金及(倘彼獲委任為審核委員會成員)審核委員會成員袍金，兩者均由董事會建議並經股東在股東週年大會上批准。彼之酬金乃參考其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準釐定。

Ancell 先生與本公司任何董事、高級管理層或主要或控股股東並無關係，亦無擁有本公司任何股份或認股權之權益。

董事會對羅先生、徐先生及 Ancell 先生之委任謹致以熱烈歡迎。

於本公佈日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；獨立非執行董事為張惠彬博士、鄭慕智先生、葉慶忠先生及 James Ross Ancell 先生。

承董事會命
公司秘書
湯鉅南

香港，二零零四年四月十五日